UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 26, 2022

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

__________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 26, 2022

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Barclays PLC

Q3 2022 Results Announcement

30 September 2022

Notes

The terms Barclays and Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the nine months ended 30 September 2022 to the corresponding nine months of 2021 and the three months ended 30 September 2022 to the corresponding three months in 2021 and balance sheet analysis as at 30 September 2022 with comparatives relating to 31 December 2021 and 30 September 2021. The historical financial information used for the purposes of such analysis has been restated. Please refer to Supplementary Information contained herein for further information. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary, which can be accessed at home.barclays/investor-relations.

The information in this announcement, which was approved by the Board of Directors on 25 October 2022, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2021, which contained an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished on Form 6-K with the US Securities and Exchange Commission (SEC) as soon as practicable following their publication. Once furnished with the SEC, a copy of the Form 6-K will be available from the SEC’s website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 53 to 59 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by members of the management of the Group (including, without limitation, during management presentations to financial analysts) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, income levels, assets and liabilities, impairment charges, provisions, capital, leverage and other regulatory ratios, capital distributions (including dividend pay-out ratios and expected payment strategies), projected levels of growth in banking and financial markets, projected expenditures, costs or savings, any commitments and targets (including, without limitation, environmental, social and governance (ESG) commitments and targets), business strategy, plans and objectives for future operations, group structure, IFRS impacts and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulation and the interpretation thereof, the development of IFRS and other accounting standards, including evolving practices with regard to the interpretation and application of accounting standards, emerging and developing ESG reporting standards, the outcome of current and future legal proceedings and regulatory investigations and any related impact on provisions, the policies and actions of governmental and regulatory authorities, the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, environmental, social and geopolitical risks and incidents or similar events beyond the Group’s control, and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets; market-related risks such as changes in interest rates and foreign exchange rates; changes in valuation of credit market exposures; changes in valuation of issued securities; changes in credit ratings of any entity within the Group or any securities issued by such entities; changes in counterparty risk; changes in consumer behaviour; the direct and indirect consequences of the Russia-Ukraine war on European and global macroeconomic conditions, political stability and financial markets; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the UK’s exit from the European Union (EU), the effects of the EU-UK Trade and Cooperation Agreement and the disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Group’s reputation, business or operations; the Group’s ability to access funding; and the success of acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual financial position, future results, capital distributions, capital, leverage or other regulatory ratios or other financial and non-financial metrics or performance measures or ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in Barclays PLC’s filings with the SEC (including, without limitation, Barclays PLC’s Annual Report on Form 20-F for the financial year ended 31 December 2021, as amended, and Interim Results Announcement for the six months ended 30 June 2022 filed on Form 6-K), which are available on the SEC’s website at www.sec.gov.

Subject to Barclays’ obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Performance Highlights

Strong Q3 performance with profit before tax of £2.0bn and return on tangible equity (RoTE) of 12.5%, contributing to Q3 year to date profit before tax of £5.7bn and RoTE of 10.9%

C. S. Venkatakrishnan, Group Chief Executive, commented
“We delivered another quarter of strong returns, and achieved income growth in each of our three businesses1, with a 17% increase in Group income to £6.4bn1. Our performance in FICC was particularly strong and we continued to build momentum in our consumer businesses in the UK and US.
We are ready to provide support for customers and clients facing an uncertain economic environment and higher cost pressures. Whether helping retail customers to manage their finances or corporate clients navigate markets volatility, we will continue to be focused on meeting their needs.”

Key financial metrics:

	Income	Cost: income ratio	Profit before tax	Attributable profit	RoTE	EPS	CET1 ratio	TNAV per share
Q322	£6.0bn	60%	£2.0bn	£1.5bn	12.5%	9.4p	13.8%	286p
Q322 YTD	£19.2bn	66%	£5.7bn	£4.0bn	10.9%	24.2p

Q322 Performance highlights2:

●	Attributable profit was £1.5bn (Q321: £1.4bn) and RoTE was 12.5% (Q321: 11.4%)
●	Excluding the impact of the Over-issuance of Securities in the US (Over-issuance of Securities)3
–
Group income was £6.4bn, up 17% year-on-year, with continued momentum in both Consumer, Cards and Payments (CC&P) and Barclays UK. Within Corporate and Investment Bank (CIB), strong client activity in Markets more than offset the impact of a reduced fee pool in Investment Banking. Group income benefited from the appreciation of USD against GBP

–
Group operating expenses were £4.1bn, up 18% year-on-year. Within this, operating costs (which exclude all litigation and conduct) were £3.9bn, up 14% year-on-year driven by the appreciation of USD against GBP, impact of inflation and investment in the business

●	On a statutory basis, including the impact of the Over-issuance of Securities:
	–	Group income was £6.0bn, up 9% year-on-year, including an income reduction of £0.5bn from hedging arrangements in relation to the Over-issuance of Securities
	–	Total Group operating expenses were £3.6bn (Q321: £3.6bn), including a provision reduction of £0.5bn in relation to the Over-issuance of Securities (Q321: £0.1bn charge)
	–	The total impact of the Over-issuance of Securities, net of tax, was £29m positive in Q322
●
Credit impairment charges were £0.4bn (Q321: £0.1bn). Delinquencies remained below historical levels and coverage levels have been broadly maintained at the portfolio level in light of an uncertain macroeconomic backdrop. The deteriorating macroeconomic forecast resulted in an increased charge, partially offset by consuming economic uncertainty post-model adjustments (PMAs), which were established in prior periods in anticipation of the future deterioration, which is now captured within the modelled output

●	Capital: Common Equity Tier 1 (CET1) ratio of 13.8% (December 2021: 15.1% and June 2022: 13.6%) and tangible net asset value (TNAV) per share of 286p (December 2021: 291p and June 2022: 297p)
●
Capital distributions: Barclays paid a half-year dividend of 2.25p per share on 16 September 2022, and completed a share buyback of £0.5bn on 3 October 2022, bringing the total capital return equivalent to c.5.25p per share as announced at H122 results

1	Excluding the Q322 income reduction of £0.5bn from hedging arrangements related to the Over-issuance of Securities, CIB income was up 5% to £3.3bn and Group income was up 17% to £6.4bn in Q322
2	2021 financial and capital metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 51 for more information.
3	Denotes the Over-issuance of Securities under Barclays Bank PLC’s US shelf registration statements on Form F-3 filed with the SEC in 2018 and 2019.

Outlook:

●	Returns: targeting a RoTE of greater than 10% in 2022
●	Income: diversified income streams position the Group well for the current economic and market environment including rising interest rates
●
Costs: FY22 total operating expenses are expected to be in line with the outlook given at H122 results of around £16.7bn1, with a reduction in litigation and conduct charges of around £0.3bn broadly offset by headwinds from FX and other movements

●	Impairment: expect the credit impairment charges at a portfolio level to trend towards a through-the-cycle loan loss rate, acknowledging the risk of further deterioration in the economic outlook
●	Capital: targeting a CET1 ratio within the range of 13-14%
●
Capital returns: capital distribution policy incorporates a progressive ordinary dividend, supplemented with buybacks as appropriate. Dividends will continue to be paid semi-annually, with the half year dividend expected to represent, under normal circumstances, around one-third of the total dividend for the year

1	Group cost outlook is based on an average USD/GBP FX rate of 1.12 in Q422 and subject to foreign currency movements.

Barclays Group results	Nine months ended			Three months ended
	30.09.22	Restated1 30.09.21		30.09.22	Restated1 30.09.21
	£m	£m	% Change	£m	£m	% Change
Barclays UK	5,289	4,837	9	1,916	1,638	17
Corporate and Investment Bank	10,792	9,702	11	2,821	3,129	(10)
Consumer, Cards and Payments	3,213	2,453	31	1,244	808	54
Barclays International	14,005	12,155	15	4,065	3,937	3
Head Office	(139)	(212)	34	(30)	(110)	73
Total income	19,155	16,780	14	5,951	5,465	9
Credit impairment (charges)/releases	(722)	622		(381)	(120)
Net operating income	18,433	17,402	6	5,570	5,345	4
Operating costs	(11,209)	(10,578)	(6)	(3,939)	(3,446)	(14)
Litigation and conduct	(1,518)	(305)		339	(129)
Total operating expenses	(12,727)	(10,883)	(17)	(3,600)	(3,575)	(1)
Other net (expenses)/ income	(4)	247		(1)	94
Profit before tax	5,702	6,766	(16)	1,969	1,864	6
Tax charge	(1,072)	(1,034)	(4)	(249)	(292)	15
Profit after tax	4,630	5,732	(19)	1,720	1,572	9
Non-controlling interests	(23)	(20)	(15)	(2)	(1)
Other equity instrument holders	(620)	(586)	(6)	(206)	(197)	(5)
Attributable profit	3,987	5,126	(22)	1,512	1,374	10

Performance measures
Return on average tangible shareholders' equity	10.9%	14.5%		12.5%	11.4%
Average tangible shareholders' equity (£bn)	48.8	47.1		48.6	48.3
Cost: income ratio	66%	65%		60%	65%
Loan loss rate (bps)	23	(23)		36	13
Basic earnings per share	24.2p	30.0p		9.4p	8.0p
Basic weighted average number of shares (m)	16,503	17,062	(3)	16,148	17,062	(5)
Period end number of shares (m)	15,888	16,851	(6)	15,888	16,851	(6)

	As at 30.09.22	As at 30.06.22	Restated1 As at 31.12.21	Restated1 As at 30.09.21
Balance sheet and capital management2	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	413.7	395.8	361.5	353.0
Loans and advances at amortised cost impairment coverage ratio	1.4%	1.4%	1.6%	1.7%
Total assets	1,726.9	1,589.2	1,384.3	1,406.5
Deposits at amortised cost	574.4	568.7	519.4	510.2
Tangible net asset value per share	286p	297p	291p	286p
Common equity tier 1 ratio	13.8%	13.6%	15.1%	15.3%
Common equity tier 1 capital	48.6	46.7	47.3	47.2
Risk weighted assets	350.8	344.5	314.1	307.7
UK leverage ratio	5.0%	5.1%	5.2%	5.1%
UK leverage exposure	1,232.1	1,151.2	1,137.9	1,162.7
Average UK leverage ratio	4.8%	4.7%	4.9%	4.9%
Average UK leverage exposure	1,259.6	1,233.5	1,229.0	1,201.1

Funding and liquidity
Group liquidity pool (£bn)	326	343	291	293
Liquidity coverage ratio	151%	156%	168%	161%
Loan: deposit ratio	72%	70%	70%	69%

1	2021 financial and capital metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 51 for more information.
2	Refer to pages 39 to 45 for further information on how capital, Risk Weighted Assets (RWAs) and leverage are calculated.

Reconciliation of financial results excluding the impact of the Over-issuance of Securities

	Nine months ended 30.09.22			Restated1 Nine months ended 30.09.21
	Statutory	Impact of the Over-issuance of Securities	Excluding impact of the Over-issuance of Securities	Statutory	Impact of the Over-issuance of Securities	Excluding impact of the Over-issuance of Securities
	£m	£m	£m	£m	£m	£m	% Change
Barclays UK	5,289	—	5,289	4,837	—	4,837	9
Corporate and Investment Bank	10,792	292	10,500	9,702	—	9,702	8
Consumer, Cards and Payments	3,213	—	3,213	2,453	—	2,453	31
Barclays International	14,005	292	13,713	12,155	—	12,155	13
Head Office	(139)	—	(139)	(212)	—	(212)	34
Total income	19,155	292	18,863	16,780	—	16,780	12
Credit impairment (charges)/releases	(722)	—	(722)	622	—	622
Operating costs	(11,209)	—	(11,209)	(10,578)	—	(10,578)	(6)
Litigation and conduct	(1,518)	(966)	(552)	(305)	(174)	(131)
Total operating expenses	(12,727)	(966)	(11,761)	(10,883)	(174)	(10,709)	(10)
Other net (expenses)/ income	(4)	—	(4)	247	—	247
Profit before tax	5,702	(674)	6,376	6,766	(174)	6,940	(8)
Attributable profit	3,987	(552)	4,539	5,126	(132)	5,258	(14)

Average tangible shareholders' equity	48.8		48.8	47.1		47.1
Return on average tangible shareholders' equity	10.9%		12.4%	14.5%		14.9%

	Three months ended 30.09.22			Restated1 Three months ended 30.09.21
	Statutory	Impact of the Over-issuance of Securities	Excluding impact of the Over-issuance of Securities	Statutory	Impact of the Over-issuance of Securities	Excluding impact of the Over-issuance of Securities
	£m	£m	£m	£m	£m	£m	% Change
Barclays UK	1,916	—	1,916	1,638	—	1,638	17
Corporate and Investment Bank	2,821	(466)	3,287	3,129	—	3,129	5
Consumer, Cards and Payments	1,244	—	1,244	808	—	808	54
Barclays International	4,065	(466)	4,531	3,937	—	3,937	15
Head Office	(30)	—	(30)	(110)	—	(110)	73
Total income	5,951	(466)	6,417	5,465	—	5,465	17
Credit impairment charges	(381)	—	(381)	(120)	—	(120)
Operating costs	(3,939)	—	(3,939)	(3,446)	—	(3,446)	(14)
Litigation and conduct	339	503	(164)	(129)	(97)	(32)
Total operating expenses	(3,600)	503	(4,103)	(3,575)	(97)	(3,478)	(18)
Other net (expenses)/ income	(1)	—	(1)	94	—	94
Profit before tax	1,969	37	1,932	1,864	(97)	1,961	(1)
Attributable profit	1,512	29	1,483	1,374	(72)	1,446	3

Average tangible shareholders' equity	48.6		48.6	48.3		48.3
Return on average tangible shareholders' equity	12.5%		12.2%	11.4%		12.0%

1	2021 financial and capital metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 51 for more information.

Group Finance Director's Review

Group performance Q322 YTD1

●	Barclays delivered a profit before tax of £5,702m (Q321 YTD: £6,766m), RoTE of 10.9% (Q321 YTD: 14.5%), and earnings per share (EPS) of 24.2p (Q321 YTD: 30.0p)
●
The Group has a diverse income profile across businesses and geographies including a significant presence in the US. The 9% appreciation of average USD against GBP positively impacted income and profits and adversely impacted credit impairment charges and total operating expenses

●
Total income increased to £19,155m (Q321 YTD: £16,780m). Barclays UK income increased to £5,289m (Q321 YTD: £4,837m). Barclays International income increased to £14,005m (Q321 YTD: £12,155m), with CIB income increasing to £10,792m (Q321 YTD: £9,702m) and CC&P income increasing to £3,213m (Q321 YTD £2,453m). Excluding the income benefit of £292m from hedging arrangements related to the Over-issuance of Securities, total Group income was £18,863m, up 12% year-on-year, Barclays International income was £13,713m, up 13% year-on-year and CIB income was £10,500m, up 8% year-on-year

●
Credit impairment charges were £722m (Q321 YTD: £622m net release). Whilst delinquencies remained below historical levels, the deterioration in the macroeconomic forecast has been reflected in the total impairment provision as at 30 September 2022 of £6.4bn. The YTD credit impairment charges reflect consumption of £1.0bn of the PMAs for economic uncertainty, which is now captured in the modelled output, leaving a balance of £0.7bn

●	Total Group operating expenses increased to £12,727m (Q321 YTD: £10,883m) mainly due to higher litigation and conduct charges:
–
Operating costs (which exclude litigation and conduct charges) increased 6% to £11,209m, reflecting continued investment and business growth, the impact of inflation and the appreciation of average USD against GBP, partially offset by efficiency savings and the non-recurrence of structural cost actions primarily relating to the real estate review in June 2021

–
Litigation and conduct charges were £1,518m (Q321 YTD: £305m) including £966m impact from the Over-issuance of Securities, £282m of customer remediation costs relating to legacy loan portfolios in CC&P and £165m related to the Devices Settlements2 recognised in Q222

●
The effective tax rate (ETR) was 18.8% (Q321 YTD: 15.3%). The tax charge included £346m for the re-measurement of the Group’s UK deferred tax assets (DTAs) due to the enactment of legislation in Q122 to reduce the UK banking surcharge rate from 8% to 3% effective from 1 April 2023. The ETR excluding the impact of this downward re-measurement of UK DTAs was 12.7%, reflecting the impact of tax benefits arising in the current year as well as beneficial adjustments in respect of prior years

●	Attributable profit was £3,987m (Q321 YTD: £5,126m) despite the £552m impact of the Over-issuance of Securities, delivering EPS of 24.2p for the year to date
●
Total assets increased to £1,726.9bn (December 2021: £1,384.3bn) reflecting higher levels of activity as we supported our clients through a period of market volatility, and the appreciation of USD against GBP

●
TNAV per share decreased to 286p (December 2021: 291p) with EPS of 24.2p and currency movements more than offset by net negative reserve movements due to higher interest rates, primarily in the cash flow hedging reserve

Capital distributions

●
Barclays paid a half-year dividend of 2.25p per share on 16 September 2022, and completed a share buyback of £0.5bn on 3 October 2022, bringing the total capital return equivalent to c.5.25p per share as announced at H122 results

●
Barclays is committed to maintaining an appropriate balance between delivering attractive total cash returns to shareholders, investment in the business and maintaining a strong capital position. Barclays pays a progressive ordinary dividend, taking into account these objectives and the earnings outlook of the Group. The Board will also continue to supplement the ordinary dividends as appropriate, including with share buybacks

●	Dividends will continue to be paid semi-annually, with the half year dividend expected to represent, under normal circumstances, around one-third of the total dividend for the year

1	2021 financial and capital metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 51 for more information.
2
Refers to the settlements with the SEC and Commodity Futures Trading Commission (CFTC) in connection with their investigations of the use of unauthorised devices for business communications. See Other matters on page 10.

Barclays UK

Barclays UK delivered a RoTE of 18.7% (Q321 YTD: 17.9%) and a lower cost: income ratio of 60% (Q321 YTD: 66%), reflecting improved income performance whilst maintaining broadly stable total operating expenses. Barclays UK continues to navigate a challenging operating environment with a focus on supporting customers through affordability challenges and retaining elevated unsecured lending coverage ratios, while remaining well positioned to benefit from rising rates

●	Profit before tax was broadly in line at £1,979m (Q321 YTD: £1,957m), with the non-recurrence of a prior year credit impairment release offsetting benefits from the rising rate environment in the UK
●
Total income increased 9% to £5,289m. Net interest income increased 10% to £4,293m with a net interest margin of 2.78% (Q321 YTD: 2.53%) primarily driven by the rising interest rate environment in the UK. Net fee, commission and other income increased 5% to £996m

	–	Personal Banking income increased 14% to £3,311m, driven by rising interest rates and the benefit of strong mortgage origination in 2021, partially offset by mortgage margin compression
–
Barclaycard Consumer UK income decreased 8% to £824m as higher transaction based revenues from improved customer spend volumes were more than offset by lower interest earning lending (IEL) balances. Lower IEL balances were impacted by higher customer repayments and reduced borrowing

–
Business Banking income increased 11% to £1,154m driven by rising interest rates alongside improved transaction based revenues, partially offset by lower government scheme lending income as repayments continue

●
Credit impairment charges were £129m (Q321 YTD: £306m net release) driven by a deteriorating macroeconomic forecast, in particular from customer vulnerability to high inflation and rising interest rates. This was partially offset by consuming economic uncertainty PMAs which were established in prior periods in anticipation of the future deterioration, which is now captured within the modelled output. As at 30 September 2022, 30 and 90 day arrears rates in UK cards were 1.0% (Q321: 1.0%) and 0.3% (Q321: 0.3%) respectively. The arrears rates in the UK cards business remain below historical levels although provision levels remain elevated in light of affordability headwinds as reflected in the UK credit card and consumer loan business total coverage ratio of 8.3% (December 2021: 10.9%)

●	Total operating expenses was broadly stable at £3,180m (Q321 YTD: £3,187m) driven by increased investment spend and the impact of inflation, offset by efficiency savings
●
Loans and advances to customers at amortised cost decreased 2% to £205.1bn as £3.1bn of mortgage growth was more than offset by a £7.3bn decrease in Business Banking balances due to the repayment of government scheme lending and the yield curve impact from rising interest rates on the Education, Social Housing and Local Authority portfolio carrying value

●	Customer deposits at amortised cost remained stable at £261.0bn (December 2021: £260.6bn), maintaining a strong loan: deposit ratio of 86% (December 2021: 85%)
●	RWAs remained broadly stable at £73.2bn (December 2021: £72.3bn)

Barclays International1

Barclays International delivered a RoTE of 11.5%, with a CIB RoTE of 11.9% reflecting the benefits of income diversification and continued investment in the business. CC&P delivered a RoTE of 8.9% as continued momentum across the business, including the GAP portfolio acquisition, was impacted by a provision for customer remediation costs relating to a legacy loan portfolio.

●	Profit before tax decreased 22% to £4,169m with a RoTE of 11.5% (Q321 YTD: 15.9%), reflecting a RoTE of 11.9% (Q321 YTD: 15.8%) in CIB and 8.9% (Q321 YTD: 16.2%) in CC&P
●
Barclays International has a diverse income profile across businesses and geographies including a significant presence in the US. The 9% appreciation of average USD against GBP positively impacted income and profits and adversely impacted credit impairment charges, total operating expenses and RWAs

●	Total income increased to £14,005m (Q321 YTD: £12,155m)
	–	CIB income increased 11% to £10,792m
–
Global Markets income increased 38% to £7,428m representing the best Q3 YTD for both Markets and FICC on a comparable basis2. FICC income increased 63% to £4,719m, mainly in macro, reflecting higher levels of activity as we supported our clients through a period of market volatility. Equities income of £2,709m (Q321 YTD: £2,466m) included £292m of income related to hedging arrangements to manage the risks of the rescission offer in relation to the Over-issuance of Securities

	–	Investment Banking fees income decreased 36% to £1,735m due to the reduced fee pool, particularly in Equity and Debt capital markets3, and a strong prior year comparative
–
Within Corporate, Transaction banking income increased 42% to £1,732m driven by improved margins and balance growth in deposits, and higher fee income. Corporate lending income was an expense of £103m (Q321 YTD: £412m income) due to fair value losses on leverage finance lending of c.£255m net of mark to market gains on related hedges, of which c.£190m fair value losses was recognised in Q322, and higher costs of hedging and credit protection

	–	CC&P income increased 31% to £3,213m
–
International Cards and Consumer Bank income increased 33% to £2,053m as higher average cards balances, including the impact of the GAP portfolio acquisition, were partially offset by higher customer acquisition costs

	–	Private Bank income increased 25% to £729m, reflecting client balance growth and improved margins partially offset by the non-recurrence of a gain on a property sale in the prior year
	–	Payments income increased 30% to £431m driven by turnover growth following the easing of lockdown restrictions in the past year
●	Credit impairment charges were £605m (Q321 YTD: £311m net release) driven by a deteriorating economic forecast
–
CIB credit impairment charge of £78m (Q321 YTD: £400m net release) was driven by a net increase in modelled impairment and single name wholesale loan charges partially offset by the benefit of credit protection. The prior year included a net release resulting from an improved macroeconomic outlook scenario refresh

–
CC&P credit impairment charges increased to £527m (Q321 YTD: £89m) driven by higher balances in US cards, including the day one impact of acquiring the GAP portfolio, and the deteriorating macroeconomic forecast, in particular from customer vulnerability to high inflation and rising interest rates. This was partially offset by consuming economic uncertainty PMAs which were established in prior periods in anticipation of the future deterioration, which is now captured within the modelled output . As at 30 September 2022, 30 and 90 day arrears in US cards were 2.0% (Q321: 1.5%) and 0.8% (Q321: 0.7%) respectively. The arrears rates in the US cards business remain below historical levels and continue to be supported by elevated provision levels in light of affordability headwinds as reflected in the total coverage ratio of 8.3% (December 2021: 10.6%)

●	Total operating expenses increased 29% to £9,254m
–
CIB total operating expenses increased 28% to £6,968m. Operating costs increased 11% to £5,834m driven by investment in talent, systems and technology, and the impact of inflation. Litigation and conduct charges were £1,134m (Q321 YTD: £178m) including £966m of rescission offer costs in relation to the Over-issuance of Securities and the £165m provision relating to the Devices Settlements4 recognised in Q222

–
CC&P total operating expenses increased 31% to £2,286m primarily driven by £302m of litigation and conduct costs, mainly relating to provisions for higher customer remediation costs relating to a legacy loan portfolio. Operating costs increased 20% to £1,984m, including the impact of higher investment spend reflecting an increase in marketing and costs for existing and new partnerships

●
RWAs increased to £269.3bn (December 2021: £230.9bn) resulting from the impact of the appreciation of USD against GBP, increased client activity within CIB, regulatory changes that took effect from 1 January 2022 and higher CC&P balances driven mainly by the GAP portfolio acquisition

1	2021 financial and capital metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 51 for more information.
2	Period covering Q114-Q322. Pre 2014 data was not restated following re-segmentation in Q116.
3	Data source: Dealogic for the period covering 1 January to 30 September 2022.
4	Refers to the settlements with the SEC and CFTC in connection with their investigations of the use of unauthorised devices for business communications. See Other matters on page 10.

Head Office

●	Loss before tax was £446m (Q321 YTD: £517m)
●
Total income was an expense of £139m (Q321 YTD: £212m) which primarily reflected hedge accounting, funding costs on legacy capital instruments, treasury items, as well as a £74m loss on sale arising from disposals of Barclays’ equity stake in Absa Group Limited (Absa) in April 2022 and September 2022. This was partially offset by the gain of £86m from the sale and leaseback of UK data centres and the receipt of dividends from Absa prior to disposal

●
Total operating expenses reduced to £293m (Q321 YTD: £519m) reflecting the non-recurrence of the £266m charge related to structural cost actions taken as part of the real estate review in June 2021, partially offset by higher litigation and conduct charges

●	Other net income was an expense of £26m (Q321 YTD: £209m income) driven by a fair value loss on investments held by the Business Growth Fund in which Barclays has an associate interest
●	RWAs reduced to £8.2bn (December 2021: £11.0bn) reflecting the disposals of Barclays' equity stake in Absa in April 2022 and September 2022

Group capital and leverage1

●	The reported CET1 ratio decreased by c.130bps to 13.8% (December 2021: 15.1%) as RWAs increased by £36.6bn to £350.8bn partially offset by a CET1 capital increase of £1.2bn to £48.6bn
–
c.90bps largely driven by returns to shareholders including the 2.25p dividend paid in September 2022 and £1.5bn of share buybacks which have now completed. It also included £0.6bn of AT1 coupon payments and an accrual towards a FY22 dividend

	–	c.80bps reduction to the CET1 ratio due to the impact of regulatory change on 1 January 2022 as CET1 capital decreased by £1.7bn and RWAs increased by £6.6bn
	–	c.20bps reduction due to the impact of the Over-issuance of Securities reflecting the £0.6bn net of tax impact to CET1 capital
	–	Excluding the impacts above, the CET1 ratio increased by c.60bps reflecting an increase in CET1 capital of £6.5bn partially offset by a £30.0bn increase in RWAs:
–
The £6.5bn increase in CET1 capital largely reflects profits offset by a decrease in the fair value through other comprehensive income reserve. An increase in the currency translation reserve was broadly offset by increases in RWAs due to the appreciation of USD against GBP

–
The £30.0bn increase in RWAs was primarily due to foreign exchange movements, increased client activity within CIB and higher CC&P balances mainly driven by the GAP portfolio acquisition. This was marginally offset by the disposal of Barclays' equity stake in Absa

●
The UK leverage ratio decreased to 5.0% (December 2021: 5.2%) primarily due to an increase in the leverage exposure of £94.2bn to £1,232.1bn partially offset by an increase in Tier 1 Capital of £2.3bn to £61.8bn

1	2021 financial and capital metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 51 for more information.

Group funding and liquidity

●
The liquidity pool was £326bn (December 2021: £291bn) and the liquidity coverage ratio (LCR) remained significantly above the 100% regulatory requirement at 151% (December 2021: 168%), equivalent to a surplus of £107bn (December 2021: £116bn). The increase in the liquidity pool, due to increased deposits and wholesale funding, was more than offset by increased net stress outflows resulting in a lower LCR ratio

●
Wholesale funding outstanding, excluding repurchase agreements, was £188.9bn (December 2021: £167.5bn). The Group issued £9.3bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) in the year to date. The Group has a strong MREL position with a ratio of 31.9% of RWAs which is in excess of its regulatory requirement of 28.4%, excluding the confidential institution specific PRA buffer. The Group remains above its MREL regulatory requirement including the PRA buffer

Other matters

●	Over-issuance of Securities: consistent with Barclays' announcement on 30 September 2022
–
Barclays recognised a net attributable loss of £0.6bn year to date (Q322 attributable profit of £29m), materially in line with the financial impact disclosed in the Barclays PLC (BPLC) and Barclays Bank PLC (BBPLC) H122 results. This included a monetary penalty of $200m (£165m1) following the resolution of the SEC’s investigation of BPLC and BBPLC relating to the Over-issuance of Securities

–
The external counsel-led review (the Review) of the facts and circumstances relating to the over-issuance and the control environment related to such issuances is now complete. The Review found that the over-issuance occurred because Barclays did not put in place a mechanism to track issuances after BBPLC was subjected to a limit on issuance. Among the principal causes of the over-issuance were, first, the failure to identify and escalate to senior executives the consequences of the loss of well-known seasoned issuer status, and, secondly, a decentralised ownership structure for securities issuance

–
The Review further concluded that the over-issuance was not the result of a general lack of attention to controls by Barclays, and that Barclays’ management has consistently emphasised the importance of maintaining effective controls

As previously disclosed, Barclays has a contingent liability in relation to current and potential private civil claims and other potential enforcement actions relating to the Over-issuance of Securities

For further details see the “Update on related litigation and conduct matters” on page 52.
●
SEC and CFTC devices investigation: further to the previously disclosed settlements in principle by BBPLC and Barclays Capital Inc. (BCI) with the SEC and CFTC in relation to their investigations of compliance with recordkeeping obligations in connection with business-related communications sent over unapproved electronic messaging platforms, in September 2022 the SEC and CFTC announced the final terms of the settlements, under which Barclays Bank PLC and BCI have agreed to pay a combined $125m (£103m1) civil monetary penalty to the SEC and a $75m (£62m1) civil monetary penalty to the CFTC

●
Legacy Loan Portfolio: a customer remediation provision of £282m has been recognised, of which £181m was recognised in Q122 relating to a legacy timeshare loan portfolio brokered by Azure Services Limited, and £101m was recognised in Q322 in relation to other legacy loan portfolios. Barclays continues to review complaints regarding these loans

●
Financial Conduct Authority (FCA) proceedings: further to the disclosures in the H122 results in relation to the FCA investigation into disclosure-related matters arising out of BPLC’s June and November 2008 capital raisings:

–
In September 2022, the FCA’s Regulatory Decisions Committee (RDC) issued Decision Notices finding that BPLC and BBPLC breached certain disclosure-related listing rules. The RDC also found that in relation to the disclosures made in the capital raising of November 2008, BPLC and BBPLC acted recklessly, and that BPLC breached Listing Principle 3. The RDC upheld the combined penalty of £50m on BPLC and BBPLC, the same penalty as in the Warning Notices issued by the FCA in relation to this matter in 2013

	–	BPLC and BBPLC have referred the RDC’s findings to the Upper Tribunal for reconsideration
	–	A provision for £50m has been recognised as at 30 September 2022 in relation to this matter and it is reported as a litigation and conduct expense within Head Office
●
GAP portfolio acquisition: on 21 June 2022 Barclays completed the acquisition of a US credit card portfolio of $3.3bn (£2.7bn2) of receivables, in partnership with GAP Inc. The acquisition reduced the Group CET1 ratio by approximately 15bps at Q222. The partnership broadens Barclays product offering in the retail sector and store cards, advancing our strategy and growth ambitions in the United States

●
Kensington Mortgage Company acquisition: on 24 June 2022 Barclays PLC announced that Barclays Bank UK PLC has agreed to acquire UK specialist mortgage lender Kensington Mortgage Company Limited, thereby broadening Barclays' capabilities and product offering in the UK mortgage market. The transaction is subject to regulatory approval and is expected to complete in late Q422 or early Q123

●
Absa sale: on 21 April 2022, Barclays sold 63m ordinary shares in Absa (7.4% of Absa’s issued share capital) at a price of ZAR 164.0 per share, raising aggregate gross sale proceeds of ZAR 10.3bn (£516m3). On 1 September 2022, Barclays sold its remaining shareholding of 63m ordinary shares in Absa at a price of ZAR 169.0 per share raising aggregate gross sale proceeds of ZAR 10.7bn (£535m4)

●
Pensions: during 2019 and 2020, the UK Retirement Fund, the Group’s main pension scheme, subscribed for non-transferable listed senior fixed rate notes for £1.25bn. Following the PRA's statement on 13 April 2022, Barclays is planning to unwind these transactions in Q422, which is expected to result in an accelerated c.30bps reduction to the CET1 ratio, which otherwise would have been reflected in subsequent periods

●
UK Corporation Tax: an increase in the UK corporation tax rate from 19% to 25% was enacted in 2021 and a reduction in the UK banking surcharge from 8% to 3% was enacted in Q122, both to be effective from 1 April 2023. On 14 October 2022 the UK Government announced that it intended to proceed with the increase in the corporation tax rate and that an update on the banking surcharge will be provided as part of its Medium-Term Fiscal Plan currently scheduled for 31 October 2022. It is therefore expected that from 1 April 2023 the corporation tax rate will be 25%, while the future rate of banking surcharge remains uncertain

1	Exchange rate GBP/USD 1.22 as at 30 June 2022.
2	Exchange rate GBP/USD 1.23 as at 21 June 2022
3	Exchange rate GBP/ZAR 20.04 as at 21 April 2022.
4	Exchange rate GBP/ZAR 19.93 as at 1 September 2022.

Group targets

Barclays continues to target the following over the medium term:

●	Returns: RoTE of greater than 10%
●	Cost efficiency: cost: income ratio below 60%
●	Capital adequacy: CET1 ratio in the range of 13-14%

Anna Cross, Group Finance Director

Results by Business

Barclays UK	Nine months ended			Three months ended
	30.09.22	30.09.21		30.09.22	30.09.21
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	4,293	3,889	10	1,561	1,303	20
Net fee, commission and other income	996	948	5	355	335	6
Total income	5,289	4,837	9	1,916	1,638	17
Credit impairment (charges)/releases	(129)	306		(81)	(137)	41
Net operating income	5,160	5,143	—	1,835	1,501	22
Operating costs	(3,152)	(3,155)	—	(1,069)	(1,041)	(3)
Litigation and conduct	(28)	(32)	13	(3)	(10)	70
Total operating expenses	(3,180)	(3,187)	—	(1,072)	(1,051)	(2)
Other net (expenses)/income	(1)	1		(1)	1
Profit before tax	1,979	1,957	1	762	451	69
Attributable profit	1,403	1,336	5	549	317	73

Performance measures
Return on average allocated tangible equity	18.7%	17.9%		22.1%	12.7%
Average allocated tangible equity (£bn)	10.0	9.9		9.9	10.0
Cost: income ratio	60%	66%		56%	64%
Loan loss rate (bps)	8	(18)		14	24
Net interest margin	2.78%	2.53%		3.01%	2.49%

	As at 30.09.22	As at 31.12.21	As at 30.09.21
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	205.1	208.8	208.6
Total assets	316.8	321.2	312.1
Customer deposits at amortised cost	261.0	260.6	256.8
Loan: deposit ratio	86%	85%	86%
Risk weighted assets	73.2	72.3	73.2
Period end allocated tangible equity	10.1	10.0	10.0

Analysis of Barclays UK	Nine months ended			Three months ended
	30.09.22	30.09.21		30.09.22	30.09.21
Analysis of total income	£m	£m	% Change	£m	£m	% Change
Personal Banking	3,311	2,900	14	1,212	990	22
Barclaycard Consumer UK	824	898	(8)	283	293	(3)
Business Banking	1,154	1,039	11	421	355	19
Total income	5,289	4,837	9	1,916	1,638	17

Analysis of credit impairment (charges)/releases
Personal Banking	(47)	20		(26)	(30)	13
Barclaycard Consumer UK	42	290	(86)	2	(108)
Business Banking	(124)	(4)		(57)	1
Total credit impairment (charges)/releases	(129)	306		(81)	(137)	41

	As at 30.09.22	As at 31.12.21	As at 30.09.21
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Personal Banking	168.7	165.4	164.6
Barclaycard Consumer UK	9.0	8.7	8.6
Business Banking	27.4	34.7	35.4
Total loans and advances to customers at amortised cost	205.1	208.8	208.6

Analysis of customer deposits at amortised cost
Personal Banking	197.3	196.4	193.3
Barclaycard Consumer UK	—	—	—
Business Banking	63.7	64.2	63.5
Total customer deposits at amortised cost	261.0	260.6	256.8

Barclays International	Nine months ended			Three months ended
	30.09.22	Restated1 30.09.21		30.09.22	Restated1 30.09.21
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	3,462	2,308	50	1,497	749	100
Net trading income	6,540	4,904	33	1,328	1,515	(12)
Net fee, commission and other income	4,003	4,943	(19)	1,240	1,673	(26)
Total income	14,005	12,155	15	4,065	3,937	3
Credit impairment (charges)/releases	(605)	311		(295)	18
Net operating income	13,400	12,466	7	3,770	3,955	(5)
Operating costs	(7,818)	(6,916)	(13)	(2,776)	(2,310)	(20)
Litigation and conduct	(1,436)	(261)		396	(100)
Total operating expenses	(9,254)	(7,177)	(29)	(2,380)	(2,410)	1
Other net income	23	37	(38)	10	15	(33)
Profit before tax	4,169	5,326	(22)	1,400	1,560	(10)
Attributable profit	3,219	3,829	(16)	1,136	1,191	(5)

Performance measures
Return on average allocated tangible equity	11.5%	15.9%		11.6%	14.9%
Average allocated tangible equity (£bn)	37.2	32.2		39.1	31.8
Cost: income ratio	66%	59%		59%	61%
Loan loss rate (bps)	43	(32)		62	(6)
Net interest margin	4.78%	3.96%		5.58%	4.02%

	As at 30.09.22	As at 31.12.21	As at 30.09.21
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	184.2	133.8	125.9
Trading portfolio assets	126.3	146.9	144.8
Derivative financial instrument assets	415.7	261.5	257.0
Financial assets at fair value through the income statement	244.7	188.2	200.5
Cash collateral and settlement balances	163.3	88.1	115.9
Other assets	257.2	225.6	231.8
Total assets	1,391.4	1,044.1	1,075.9
Deposits at amortised cost	313.2	258.8	253.3
Derivative financial instrument liabilities	394.2	256.4	252.3
Loan: deposit ratio	59%	52%	50%
Risk weighted assets	269.3	230.9	222.7
Period end allocated tangible equity	38.8	33.2	31.8

1	2021 financial and capital metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 51 for more information.

Analysis of Barclays International
Corporate and Investment Bank	Nine months ended			Three months ended
	30.09.22	Restated1 30.09.21		30.09.22	Restated1 30.09.21
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	1,401	919	52	606	279
Net trading income	6,532	4,878	34	1,344	1,467	(8)
Net fee, commission and other income	2,859	3,905	(27)	871	1,383	(37)
Total income	10,792	9,702	11	2,821	3,129	(10)
Credit impairment (charges)/releases	(78)	400		(46)	128
Net operating income	10,714	10,102	6	2,775	3,257	(15)
Operating costs	(5,834)	(5,256)	(11)	(2,043)	(1,747)	(17)
Litigation and conduct	(1,134)	(178)		498	(99)
Total operating expenses	(6,968)	(5,434)	(28)	(1,545)	(1,846)	16
Other net income	—	1		—	—
Profit before tax	3,746	4,669	(20)	1,230	1,411	(13)
Attributable profit	2,910	3,337	(13)	1,015	1,085	(6)

Performance measures
Return on average allocated tangible equity	11.9%	15.8%		11.9%	15.6%
Average allocated tangible equity (£bn)	32.5	28.2		34.0	27.8
Cost: income ratio	65%	56%		55%	59%
Loan loss rate (bps)	7	(56)		13	(54)

	As at 30.09.22	As at 31.12.21	As at 30.09.21
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	140.0	100.0	93.8
Trading portfolio assets	126.1	146.7	144.7
Derivative financial instrument assets	415.5	261.5	256.9
Financial assets at fair value through the income statement	244.6	188.1	200.4
Cash collateral and settlement balances	162.6	87.2	115.1
Other assets	220.6	195.8	200.4
Total assets	1,309.4	979.3	1,011.3
Deposits at amortised cost	229.5	189.4	185.8
Derivative financial instrument liabilities	394.2	256.4	252.2
Risk weighted assets	230.6	200.7	192.5

Analysis of total income	£m	£m	% Change	£m	£m	% Change
FICC	4,719	2,902	63	1,546	803	93
Equities	2,709	2,466	10	246	757	(68)
Global Markets	7,428	5,368	38	1,792	1,560	15
Advisory	571	634	(10)	150	253	(41)
Equity capital markets	126	655	(81)	42	186	(77)
Debt capital markets	1,038	1,414	(27)	341	532	(36)
Investment Banking fees	1,735	2,703	(36)	533	971	(45)
Corporate lending	(103)	412		(181)	168
Transaction banking	1,732	1,219	42	677	430	57
Corporate	1,629	1,631	—	496	598	(17)
Total income	10,792	9,702	11	2,821	3,129	(10)

1	2021 financial and capital metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 51 for more information.

Analysis of Barclays International
Consumer, Cards and Payments	Nine months ended			Three months ended
	30.09.22	30.09.21		30.09.22	30.09.21
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	2,061	1,390	48	891	471	89
Net fee, commission, trading and other income	1,152	1,063	8	353	337	5
Total income	3,213	2,453	31	1,244	808	54
Credit impairment charges	(527)	(89)		(249)	(110)
Net operating income	2,686	2,364	14	995	698	43
Operating costs	(1,984)	(1,660)	(20)	(733)	(563)	(30)
Litigation and conduct	(302)	(83)		(102)	(1)
Total operating expenses	(2,286)	(1,743)	(31)	(835)	(564)	(48)
Other net income	23	36	(36)	10	15	(33)
Profit before tax	423	657	(36)	170	149	14
Attributable profit	309	492	(37)	121	106	14

Performance measures
Return on average allocated tangible equity	8.9%	16.2%		9.5%	10.5%
Average allocated tangible equity (£bn)	4.7	4.0		5.1	4.0
Cost: income ratio	71%	71%		67%	70%
Loan loss rate (bps)	150	35		211	127

	As at 30.09.22	As at 31.12.21	As at 30.09.21
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	44.2	33.8	32.1
Total assets	82.0	64.8	64.6
Deposits at amortised cost	83.7	69.4	67.5
Risk weighted assets	38.7	30.2	30.2

Analysis of total income	£m	£m	% Change	£m	£m	% Change
International Cards and Consumer Bank	2,053	1,540	33	824	490	68
Private Bank	729	581	25	270	188	44
Payments	431	332	30	150	130	15
Total income	3,213	2,453	31	1,244	808	54

Head Office	Nine months ended			Three months ended
	30.09.22	30.09.21		30.09.22	30.09.21
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	76	(354)		10	(112)
Net fee, commission and other income	(215)	142		(40)	2
Total income	(139)	(212)	34	(30)	(110)	73
Credit impairment releases/(charges)	12	5		(5)	(1)
Net operating income	(127)	(207)	39	(35)	(111)	68
Operating costs	(239)	(507)	53	(94)	(95)	1
Litigation and conduct	(54)	(12)		(54)	(19)
Total operating expenses	(293)	(519)	44	(148)	(114)	(30)
Other net (expenses)/income	(26)	209		(10)	78
Loss before tax	(446)	(517)	14	(193)	(147)	(31)
Attributable loss	(635)	(39)		(173)	(134)	(29)

Performance measures
Average allocated tangible equity (£bn)	1.6	5.0		(0.4)	6.5

	As at 30.09.22	Restated1 As at 31.12.21	Restated1 As at 30.09.21
Balance sheet information	£bn	£bn	£bn
Total assets	18.7	19.0	18.5
Risk weighted assets	8.2	11.0	11.8
Period end allocated tangible equity	(3.5)	5.5	6.3

1	2021 financial and capital metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 51 for more information.

Quarterly Results Summary

Barclays Group
	Q322	Q222	Q122	Q4211	Q3211	Q2211	Q121	Q420
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,068	2,422	2,341	2,230	1,940	2,052	1,851	1,845
Net fee, commission and other income	2,883	4,286	4,155	2,930	3,525	3,363	4,049	3,096
Total income	5,951	6,708	6,496	5,160	5,465	5,415	5,900	4,941
Credit impairment (charges)/releases	(381)	(200)	(141)	31	(120)	797	(55)	(492)
Net operating income	5,570	6,508	6,355	5,191	5,345	6,212	5,845	4,449
Operating costs	(3,939)	(3,682)	(3,588)	(3,514)	(3,446)	(3,587)	(3,545)	(3,480)
UK bank levy	—	—	—	(170)	—	—	—	(299)
Litigation and conduct	339	(1,334)	(523)	(92)	(129)	(143)	(33)	(47)
Total operating expenses	(3,600)	(5,016)	(4,111)	(3,776)	(3,575)	(3,730)	(3,578)	(3,826)
Other net (expenses)/income	(1)	7	(10)	13	94	21	132	23
Profit before tax	1,969	1,499	2,234	1,428	1,864	2,503	2,399	646
Tax charge	(249)	(209)	(614)	(104)	(292)	(246)	(496)	(163)
Profit after tax	1,720	1,290	1,620	1,324	1,572	2,257	1,903	483
Non-controlling interests	(2)	(20)	(1)	(27)	(1)	(15)	(4)	(37)
Other equity instrument holders	(206)	(199)	(215)	(218)	(197)	(194)	(195)	(226)
Attributable profit	1,512	1,071	1,404	1,079	1,374	2,048	1,704	220

Performance measures
Return on average tangible shareholders' equity	12.5%	8.7%	11.5%	9.0%	11.4%	17.6%	14.7%	1.8%
Average tangible shareholders' equity (£bn)	48.6	49.0	48.8	48.0	48.3	46.5	46.5	47.6
Cost: income ratio	60%	75%	63%	73%	65%	69%	61%	77%
Loan loss rate (bps)	36	20	15	(3)	13	(90)	6	56
Basic earnings per share	9.4p	6.4p	8.4p	6.4p	8.0p	11.9p	9.9p	1.3p
Basic weighted average number of shares (m)	16,148	16,684	16,682	16,985	17,062	17,140	17,293	17,300
Period end number of shares (m)	15,888	16,531	16,762	16,752	16,851	16,998	17,223	17,359

Balance sheet and capital management2	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	413.7	395.8	371.7	361.5	353.0	348.5	345.8	342.6
Loans and advances at amortised cost impairment coverage ratio	1.4%	1.4%	1.5%	1.6%	1.7%	1.8%	2.2%	2.4%
Total assets	1,726.9	1,589.2	1,496.1	1,384.3	1,406.5	1,376.3	1,379.7	1,349.5
Deposits at amortised cost	574.4	568.7	546.5	519.4	510.2	500.9	498.8	481.0
Tangible net asset value per share	286p	297p	294p	291p	286p	280p	267p	269p
Common equity tier 1 ratio	13.8%	13.6%	13.8%	15.1%	15.3%	15.0%	14.6%	15.1%
Common equity tier 1 capital	48.6	46.7	45.3	47.3	47.2	46.2	45.9	46.3
Risk weighted assets	350.8	344.5	328.8	314.1	307.7	307.4	313.4	306.2
UK leverage ratio	5.0%	5.1%	5.0%	5.2%	5.1%	5.0%	5.0%	5.3%
UK leverage exposure	1,232.1	1,151.2	1,123.5	1,137.9	1,162.7	1,154.9	1,145.4	1,090.9
Average UK leverage ratio	4.8%	4.7%	4.8%	4.9%	4.9%	4.8%	4.9%	5.0%
Average UK leverage exposure	1,259.6	1,233.5	1,179.4	1,229.0	1,201.1	1,192.7	1,174.9	1,146.9

Funding and liquidity
Group liquidity pool (£bn)	326	343	320	291	293	291	290	266
Liquidity coverage ratio	151%	156%	159%	168%	161%	162%	161%	162%
Loan: deposit ratio	72%	70%	68%	70%	69%	70%	69%	71%

1
The comparative capital and financial metrics relating to Q221 - Q421 have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 51 for more information.

2	Refer to pages 39 to 45 for further information on how capital, RWAs and leverage are calculated.

Quarterly Results by Business

Barclays UK
	Q322	Q222	Q122	Q421	Q321	Q221	Q121	Q420
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,561	1,393	1,339	1,313	1,303	1,305	1,281	1,317
Net fee, commission and other income	355	331	310	386	335	318	295	309
Total income	1,916	1,724	1,649	1,699	1,638	1,623	1,576	1,626
Credit impairment (charges)/releases	(81)	—	(48)	59	(137)	520	(77)	(170)
Net operating income	1,835	1,724	1,601	1,758	1,501	2,143	1,499	1,456
Operating costs	(1,069)	(1,085)	(998)	(1,202)	(1,041)	(1,078)	(1,036)	(1,134)
UK bank levy	—	—	—	(36)	—	—	—	(50)
Litigation and conduct	(3)	(16)	(9)	(5)	(10)	(19)	(3)	4
Total operating expenses	(1,072)	(1,101)	(1,007)	(1,243)	(1,051)	(1,097)	(1,039)	(1,180)
Other net (expenses)/income	(1)	—	—	(1)	1	—	—	6
Profit before tax	762	623	594	514	451	1,046	460	282
Attributable profit	549	458	396	420	317	721	298	160

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	205.1	205.9	207.3	208.8	208.6	207.8	205.7	205.4
Total assets	316.8	318.8	317.2	321.2	312.1	311.2	309.1	289.1
Customer deposits at amortised cost	261.0	261.5	260.3	260.6	256.8	255.5	247.5	240.5
Loan: deposit ratio	86%	85%	85%	85%	86%	87%	88%	89%
Risk weighted assets	73.2	72.2	72.7	72.3	73.2	72.2	72.7	73.7
Period end allocated tangible equity	10.1	9.9	10.1	10.0	10.0	9.9	10.0	9.7

Performance measures
Return on average allocated tangible equity	22.1%	18.4%	15.6%	16.8%	12.7%	29.1%	12.0%	6.5%
Average allocated tangible equity (£bn)	9.9	10.0	10.1	10.0	10.0	9.9	9.9	9.8
Cost: income ratio	56%	64%	61%	73%	64%	68%	66%	73%
Loan loss rate (bps)	14	—	9	(10)	24	(93)	14	31
Net interest margin	3.01%	2.71%	2.62%	2.49%	2.49%	2.55%	2.54%	2.56%

Analysis of Barclays UK	Q322	Q222	Q122	Q421	Q321	Q221	Q121	Q420
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	1,212	1,077	1,022	983	990	987	923	895
Barclaycard Consumer UK	283	265	276	352	293	290	315	354
Business Banking	421	382	351	364	355	346	338	377
Total income	1,916	1,724	1,649	1,699	1,638	1,623	1,576	1,626

Analysis of credit impairment (charges)/releases
Personal Banking	(26)	(42)	21	8	(30)	72	(22)	(68)
Barclaycard Consumer UK	2	84	(44)	114	(108)	434	(36)	(78)
Business Banking	(57)	(42)	(25)	(63)	1	14	(19)	(24)
Total credit impairment (charges)/releases	(81)	—	(48)	59	(137)	520	(77)	(170)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	168.7	167.1	166.5	165.4	164.6	162.4	160.4	157.3
Barclaycard Consumer UK	9.0	8.8	8.4	8.7	8.6	8.8	8.7	9.9
Business Banking	27.4	30.0	32.4	34.7	35.4	36.6	36.6	38.2
Total loans and advances to customers at amortised cost	205.1	205.9	207.3	208.8	208.6	207.8	205.7	205.4

Analysis of customer deposits at amortised cost
Personal Banking	197.3	197.0	196.6	196.4	193.3	191.0	186.0	179.7
Barclaycard Consumer UK	—	—	—	—	—	0.1	0.1	0.1
Business Banking	63.7	64.5	63.7	64.2	63.5	64.4	61.4	60.7
Total customer deposits at amortised cost	261.0	261.5	260.3	260.6	256.8	255.5	247.5	240.5

Barclays International
	Q322	Q222	Q122	Q4211	Q3211	Q2211	Q121	Q420
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,497	1,029	936	955	749	811	748	614
Net trading income	1,328	2,766	2,446	789	1,515	1,455	1,934	1,372
Net fee, commission and other income	1,240	1,321	1,442	1,766	1,673	1,553	1,717	1,500
Total income	4,065	5,116	4,824	3,510	3,937	3,819	4,399	3,486
Credit impairment (charges)/releases	(295)	(209)	(101)	(23)	18	271	22	(291)
Net operating income	3,770	4,907	4,723	3,487	3,955	4,090	4,421	3,195
Operating costs	(2,776)	(2,537)	(2,505)	(2,160)	(2,310)	(2,168)	(2,438)	(2,133)
UK bank levy	—	—	—	(134)	—	—	—	(240)
Litigation and conduct	396	(1,319)	(513)	(84)	(100)	(140)	(21)	(9)
Total operating expenses	(2,380)	(3,856)	(3,018)	(2,378)	(2,410)	(2,308)	(2,459)	(2,382)
Other net income	10	5	8	3	15	13	9	9
Profit before tax	1,400	1,056	1,713	1,112	1,560	1,795	1,971	822
Attributable profit	1,136	783	1,300	818	1,191	1,207	1,431	441

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	184.2	167.3	144.8	133.8	125.9	121.9	123.5	122.7
Trading portfolio assets	126.3	126.9	134.1	146.9	144.8	147.1	131.1	127.7
Derivative financial instrument assets	415.7	343.5	288.8	261.5	257.0	255.4	269.4	301.8
Financial assets at fair value through the income statement	244.7	209.3	203.8	188.2	200.5	190.4	197.5	170.7
Cash collateral and settlement balances	163.3	128.5	132.0	88.1	115.9	108.5	109.7	97.5
Other assets	257.2	275.1	255.5	225.6	231.8	223.5	221.7	221.4
Total assets	1,391.4	1,250.6	1,159.0	1,044.1	1,075.9	1,046.8	1,052.9	1,041.8
Deposits at amortised cost	313.2	307.4	286.1	258.8	253.3	245.4	251.2	240.5
Derivative financial instrument liabilities	394.2	321.2	277.2	256.4	252.3	246.9	260.2	300.4
Loan: deposit ratio	59%	54%	51%	52%	50%	50%	49%	51%
Risk weighted assets	269.3	263.8	245.1	230.9	222.7	223.2	230.0	222.3
Period end allocated tangible equity	38.8	38.0	35.6	33.2	31.8	31.8	32.7	30.2

Performance measures
Return on average allocated tangible equity	11.6%	8.4%	14.8%	9.9%	14.9%	14.9%	17.7%	5.8%
Average allocated tangible equity (£bn)	39.1	37.3	35.1	32.9	31.8	32.4	32.3	30.5
Cost: income ratio	59%	75%	63%	68%	61%	60%	56%	68%
Loan loss rate (bps)	62	49	28	7	(6)	(87)	(7)	90
Net interest margin	5.58%	4.52%	4.15%	4.14%	4.02%	3.96%	3.92%	3.41%

1
The comparative capital and financial metrics relating to Q221 - Q421 have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 51 for more information.

Analysis of Barclays International

Corporate and Investment Bank	Q322	Q222	Q122	Q4211	Q3211	Q2211	Q121	Q420
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	606	410	385	432	279	370	270	110
Net trading income	1,344	2,738	2,450	774	1,467	1,494	1,917	1,397
Net fee, commission and other income	871	885	1,103	1,426	1,383	1,115	1,407	1,131
Total income	2,821	4,033	3,938	2,632	3,129	2,979	3,594	2,638
Credit impairment (charges)/releases	(46)	(65)	33	73	128	229	43	(52)
Net operating income	2,775	3,968	3,971	2,705	3,257	3,208	3,637	2,586
Operating costs	(2,043)	(1,870)	(1,921)	(1,562)	(1,747)	(1,623)	(1,886)	(1,603)
UK bank levy	—	—	—	(128)	—	—	—	(226)
Litigation and conduct	498	(1,314)	(318)	(59)	(99)	(78)	(1)	2
Total operating expenses	(1,545)	(3,184)	(2,239)	(1,749)	(1,846)	(1,701)	(1,887)	(1,827)
Other net income	—	—	—	1	—	—	1	2
Profit before tax	1,230	784	1,732	957	1,411	1,507	1,751	761
Attributable profit	1,015	579	1,316	695	1,085	989	1,263	413

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	140.0	125.8	109.6	100.0	93.8	91.0	94.3	92.4
Trading portfolio assets	126.1	126.7	134.0	146.7	144.7	147.0	130.9	127.5
Derivative financial instruments assets	415.5	343.4	288.7	261.5	256.9	255.3	269.4	301.7
Financial assets at fair value through the income statement	244.6	209.2	203.8	188.1	200.4	190.3	197.3	170.4
Cash collateral and settlement balances	162.6	127.7	131.2	87.2	115.1	107.7	108.8	96.7
Other assets	220.6	237.2	222.5	195.8	200.4	192.5	190.8	194.9
Total assets	1,309.4	1,170.0	1,089.8	979.3	1,011.3	983.8	991.5	983.6
Deposits at amortised cost	229.5	229.5	214.7	189.4	185.8	178.2	185.2	175.2
Derivative financial instrument liabilities	394.2	321.2	277.1	256.4	252.2	246.8	260.2	300.3
Risk weighted assets	230.6	227.6	213.5	200.7	192.5	194.3	201.3	192.2

Performance measures
Return on average allocated tangible equity	11.9%	7.1%	17.1%	9.7%	15.6%	14.0%	17.9%	6.3%
Average allocated tangible equity (£bn)	34.0	32.7	30.8	28.7	27.8	28.4	28.2	26.3
Cost: income ratio	55%	79%	57%	66%	59%	57%	53%	69%
Loan loss rate (bps)	13	20	(12)	(29)	(54)	(100)	(18)	22

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
FICC	1,546	1,529	1,644	546	803	895	1,204	812
Equities	246	1,411	1,052	501	757	777	932	542
Global Markets	1,792	2,940	2,696	1,047	1,560	1,672	2,136	1,354
Advisory	150	236	185	287	253	218	163	232
Equity capital markets	42	37	47	158	186	226	243	104
Debt capital markets	341	281	416	511	532	429	453	418
Investment Banking fees	533	554	648	956	971	873	859	754
Corporate lending	(181)	(47)	125	176	168	38	206	186
Transaction banking	677	586	469	453	430	396	393	344
Corporate	496	539	594	629	598	434	599	530
Total income	2,821	4,033	3,938	2,632	3,129	2,979	3,594	2,638

1
The comparative capital and financial metrics relating to Q221 - Q421 have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 51 for more information.

Analysis of Barclays International

Consumer, Cards and Payments	Q322	Q222	Q122	Q421	Q321	Q221	Q121	Q420
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	891	619	551	522	471	441	478	504
Net fee, commission, trading and other income	353	464	335	356	337	399	327	344
Total income	1,244	1,083	886	878	808	840	805	848
Credit impairment (charges)/releases	(249)	(144)	(134)	(96)	(110)	42	(21)	(239)
Net operating income	995	939	752	782	698	882	784	609
Operating costs	(733)	(667)	(584)	(598)	(563)	(545)	(552)	(530)
UK bank levy	—	—	—	(6)	—	—	—	(14)
Litigation and conduct	(102)	(5)	(195)	(25)	(1)	(62)	(20)	(11)
Total operating expenses	(835)	(672)	(779)	(629)	(564)	(607)	(572)	(555)
Other net income	10	5	8	2	15	13	8	7
Profit/(loss) before tax	170	272	(19)	155	149	288	220	61
Attributable profit/(loss)	121	204	(16)	123	106	218	168	28

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	44.2	41.5	35.2	33.8	32.1	30.9	29.2	30.3
Total assets	82.0	80.6	69.2	64.8	64.6	63.0	61.4	58.2
Deposits at amortised cost	83.7	77.9	71.4	69.4	67.5	67.2	66.0	65.3
Risk weighted assets	38.7	36.2	31.6	30.2	30.2	29.0	28.8	30.1

Performance measures
Return on average allocated tangible equity	9.5%	17.8%	(1.5)%	11.7%	10.5%	21.8%	16.5%	2.7%
Average allocated tangible equity (£bn)	5.1	4.6	4.3	4.2	4.0	4.0	4.1	4.2
Cost: income ratio	67%	62%	88%	72%	70%	72%	71%	65%
Loan loss rate (bps)	211	132	145	105	127	(49)	27	286

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
International Cards and Consumer Bank	824	691	538	552	490	517	533	576
Private Bank	270	245	214	200	188	214	179	174
Payments	150	147	134	126	130	109	93	98
Total income	1,244	1,083	886	878	808	840	805	848

Head Office
	Q322	Q222	Q122	Q421	Q321	Q221	Q121	Q420
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	10	—	66	(38)	(112)	(64)	(178)	(86)
Net fee, commission and other income	(40)	(132)	(43)	(11)	2	37	103	(85)
Total income	(30)	(132)	23	(49)	(110)	(27)	(75)	(171)
Credit impairment (charges)/releases	(5)	9	8	(5)	(1)	6	—	(31)
Net operating income	(35)	(123)	31	(54)	(111)	(21)	(75)	(202)
Operating costs	(94)	(60)	(85)	(152)	(95)	(341)	(71)	(213)
UK bank levy	—	—	—	—	—	—	—	(9)
Litigation and conduct	(54)	1	(1)	(3)	(19)	16	(9)	(42)
Total operating expenses	(148)	(59)	(86)	(155)	(114)	(325)	(80)	(264)
Other net (expenses)/income	(10)	2	(18)	11	78	8	123	8
Loss before tax	(193)	(180)	(73)	(198)	(147)	(338)	(32)	(458)
Attributable (loss)/profit	(173)	(170)	(292)	(159)	(134)	120	(25)	(381)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	18.7	19.8	19.9	19.0	18.5	18.3	17.7	18.6
Risk weighted assets1	8.2	8.6	11.0	11.0	11.8	12.0	10.7	10.2
Period end allocated tangible equity1	(3.5)	1.1	3.6	5.5	6.3	5.9	3.3	6.8

Performance measures1
Average allocated tangible equity (£bn)	(0.4)	1.7	3.6	5.1	6.5	4.2	4.3	7.3

1
The comparative capital and financial metrics relating to Q221 - Q421 have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 51 for more information.

Performance Management

Margins and balances
	Nine months ended 30.09.22			Nine months ended 30.09.21
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	4,293	206,308	2.78	3,889	205,889	2.53
Barclays International1	3,302	92,441	4.78	2,301	77,628	3.96
Total Barclays UK and Barclays International	7,595	298,749	3.40	6,190	283,517	2.92
Other2	236			(347)
Total Barclays Group	7,831			5,843

1	Barclays International margins include the lending related investment bank business.
2	Other includes Head Office and the non-lending related investment bank businesses not included in Barclays International margins.

The Group’s combined product and equity structural hedge notional as at 30 September 2022 was £266bn (30 September 2021: £224bn), with an average duration of close to 3 years (2021: average duration close to 3 years). Gross structural hedge contributions of £1,487m (Q321 YTD: £1,042m) and net structural hedge contributions of £(361)m (Q321 YTD: £889m) are included in Group net interest income. Gross structural hedge contributions represent the absolute level of interest earned from the fixed receipts on swaps in the structural hedge, while the net structural hedge contributions represent the net interest earned on the difference between the structural hedge rate and prevailing floating rates.

Quarterly analysis for Barclays UK and Barclays International	Net interest income	Average customer assets	Net interest margin
Three months ended 30.09.22	£m	£m	%
Barclays UK	1,561	205,881	3.01
Barclays International1	1,420	100,910	5.58
Total Barclays UK and Barclays International	2,981	306,791	3.85

Three months ended 30.06.22
Barclays UK	1,393	205,834	2.71
Barclays International1	1,016	92,371	4.41
Total Barclays UK and Barclays International	2,409	298,205	3.24

Three months ended 31.03.22
Barclays UK	1,339	207,607	2.62
Barclays International1	867	84,838	4.15
Total Barclays UK and Barclays International	2,206	292,445	3.06

Three months ended 31.12.21
Barclays UK	1,313	209,064	2.49
Barclays International1	848	81,244	4.14
Total Barclays UK and Barclays International	2,161	290,308	2.95

Three months ended 30.09.21
Barclays UK	1,303	207,692	2.49
Barclays International1	783	77,364	4.02
Total Barclays UK and Barclays International	2,086	285,056	2.90

1	Barclays International margins include the lending related investment bank business.

Credit Risk

Loans and advances at amortised cost by stage

The table below presents a stage allocation and business segment analysis of loans and advances at amortised cost by gross exposure, impairment allowance, impairment charge and coverage ratio as at 30 September 2022. Also included are a stage allocation of off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage as at 30 September 2022.

Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to gross loans and advances to the extent allowance does not exceed the drawn exposure and any excess is reported on the liabilities side of the balance sheet as a provision. For wholesale portfolios, impairment allowance on undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.09.22	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	161,995	23,111	2,805	187,911	224	741	684	1,649	186,262
Barclays International	34,489	3,928	1,729	40,146	607	1,082	879	2,568	37,578
Head Office	3,749	233	674	4,656	3	21	353	377	4,279
Total Barclays Group retail	200,233	27,272	5,208	232,713	834	1,844	1,916	4,594	228,119
Barclays UK	35,598	2,700	842	39,140	146	97	88	331	38,809
Barclays International	129,621	16,710	1,136	147,467	282	247	324	853	146,614
Head Office	156	—	20	176	—	—	20	20	156
Total Barclays Group wholesale1	165,375	19,410	1,998	186,783	428	344	432	1,204	185,579
Total loans and advances at amortised cost	365,608	46,682	7,206	419,496	1,262	2,188	2,348	5,798	413,698
Off-balance sheet loan commitments and financial guarantee contracts2	396,483	30,856	1,231	428,570	284	282	26	592	427,978
Total3	762,091	77,538	8,437	848,066	1,546	2,470	2,374	6,390	841,676

	As at 30.09.22				Nine months ended 30.09.22
	Coverage ratio				Loan impairment charge/(release) and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge/(release)		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.1	3.2	24.4	0.9		36		3
Barclays International	1.8	27.5	50.8	6.4		501		167
Head Office	0.1	9.0	52.4	8.1		(12)		—
Total Barclays Group retail	0.4	6.8	36.8	2.0		525		30
Barclays UK	0.4	3.6	10.5	0.8		87		30
Barclays International	0.2	1.5	28.5	0.6		79		7
Head Office	—	—	100.0	11.4
Total Barclays Group wholesale1	0.3	1.8	21.6	0.6		166		12
Total loans and advances at amortised cost	0.3	4.7	32.6	1.4		691		22
Off-balance sheet loan commitments and financial guarantee contracts2	0.1	0.9	2.1	0.1		(2)
Other financial assets subject to impairment3						33
Total4	0.2	3.2	28.1	0.8		722

1
Includes Wealth UK and Private Banking exposures measured on an individual customer exposure basis and excludes Business Banking exposures, including lending under the government backed Bounce Back Loan Scheme (BBLS) of £7.4bn that are managed on a collective basis and reported within Barclays UK Retail. The net impact is a difference in total exposure of £3.5bn of balances reported as wholesale loans on page 28 in the Loans and advances at amortised cost by product disclosure.

2	Excludes loan commitments and financial guarantees of £18.2bn carried at fair value.
3
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £237.0bn and impairment allowance of £168m. This comprises £12m ECL on £234.6bn Stage 1 assets, £8m on £2.3bn Stage 2 fair value through other comprehensive income assets, cash collateral and settlement balances and £147m on £155m Stage 3 other assets.

4	The loan loss rate is 23bps after applying the total impairment charge of £722m.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.21	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	160,695	22,779	2,915	186,389	261	949	728	1,938	184,451
Barclays International	25,981	2,691	1,566	30,238	603	795	858	2,256	27,982
Head Office	3,735	429	705	4,869	2	36	347	385	4,484
Total Barclays Group retail	190,411	25,899	5,186	221,496	866	1,780	1,933	4,579	216,917
Barclays UK	35,571	1,917	969	38,457	153	43	111	307	38,150
Barclays International	92,341	13,275	1,059	106,675	187	192	458	837	105,838
Head Office	542	2	21	565	—	—	19	19	546
Total Barclays Group wholesale1	128,454	15,194	2,049	145,697	340	235	588	1,163	144,534
Total loans and advances at amortised cost	318,865	41,093	7,235	367,193	1,206	2,015	2,521	5,742	361,451
Off-balance sheet loan commitments and financial guarantee contracts2	312,142	34,815	1,298	348,255	217	302	23	542	347,713
Total3	631,007	75,908	8,533	715,448	1,423	2,317	2,544	6,284	709,164

	As at 31.12.21				Year ended 31.12.21
	Coverage ratio				Loan impairment charge/(release) and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge/(release)		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.2	4.2	25.0	1.0		(227)		—
Barclays International	2.3	29.5	54.8	7.5		181		60
Head Office	0.1	8.4	49.2	7.9		—		—
Total Barclays Group retail	0.5	6.9	37.3	2.1		(46)		—
Barclays UK	0.4	2.2	11.5	0.8		122		32
Barclays International	0.2	1.4	43.2	0.8		(197)		—
Head Office	—	—	90.5	3.4		—		—
Total Barclays Group wholesale1	0.3	1.5	28.7	0.8		(75)		—
Total loans and advances at amortised cost	0.4	4.9	34.8	1.6		(121)		—
Off-balance sheet loan commitments and financial guarantee contracts2	0.1	0.9	1.8	0.2		(514)
Other financial assets subject to impairment3						(18)
Total	0.2	3.1	29.8	0.9		(653)

1
Includes Wealth and Private Banking exposures measured on an individual basis, and excludes Business Banking exposures, including BBLS of £9.4bn that are managed on a collective basis and reported within Barclays UK Retail. The net impact is a difference in total exposure of £6.0bn of balances reported as wholesale loans on page 28 in the Loans and advances at amortised cost by product disclosure.

2	Excludes loan commitments and financial guarantees of £18.8bn carried at fair value.
3
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £155.2bn and impairment allowance of £114m. This comprises £6m ECL on £154.9bn Stage 1 assets, £1m on £157.0bn Stage 2 fair value through other comprehensive income assets, other assets and cash collateral and settlement balances and £107m on £110m Stage 3 other assets.

Loans and advances at amortised cost by product

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

		Stage 2
As at 30.09.22	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	153,932	15,050	1,742	824	17,616	2,042	173,590
Credit cards, unsecured loans and other retail lending	46,310	6,107	310	470	6,887	2,455	55,652
Wholesale loans	165,366	21,656	375	148	22,179	2,709	190,254
Total	365,608	42,813	2,427	1,442	46,682	7,206	419,496

Impairment allowance
Home loans	20	34	7	6	47	405	472
Credit cards, unsecured loans and other retail lending	793	1,478	115	167	1,760	1,426	3,979
Wholesale loans	449	376	4	1	381	517	1,347
Total	1,262	1,888	126	174	2,188	2,348	5,798

Net exposure
Home loans	153,912	15,016	1,735	818	17,569	1,637	173,118
Credit cards, unsecured loans and other retail lending	45,517	4,629	195	303	5,127	1,029	51,673
Wholesale loans	164,917	21,280	371	147	21,798	2,192	188,907
Total	364,346	40,925	2,301	1,268	44,494	4,858	413,698

Coverage ratio	%	%	%	%	%	%	%
Home loans	—	0.2	0.4	0.7	0.3	19.8	0.3
Credit cards, unsecured loans and other retail lending	1.7	24.2	37.1	35.5	25.6	58.1	7.1
Wholesale loans	0.3	1.7	1.1	0.7	1.7	19.1	0.7
Total	0.3	4.4	5.2	12.1	4.7	32.6	1.4

As at 31.12.21
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	148,058	17,133	1,660	707	19,500	2,122	169,680
Credit cards, unsecured loans and other retail lending	37,840	5,102	300	248	5,650	2,332	45,822
Wholesale loans	132,967	15,246	306	391	15,943	2,781	151,691
Total	318,865	37,481	2,266	1,346	41,093	7,235	367,193

Impairment allowance
Home loans	19	46	6	7	59	397	475
Credit cards, unsecured loans and other retail lending	824	1,493	85	123	1,701	1,504	4,029
Wholesale loans	363	248	4	3	255	620	1,238
Total	1,206	1,787	95	133	2,015	2,521	5,742

Net exposure
Home loans	148,039	17,087	1,654	700	19,441	1,725	169,205
Credit cards, unsecured loans and other retail lending	37,016	3,609	215	125	3,949	828	41,793
Wholesale loans	132,604	14,998	302	388	15,688	2,161	150,453
Total	317,659	35,694	2,171	1,213	39,078	4,714	361,451

Coverage ratio	%	%	%	%	%	%	%
Home loans	—	0.3	0.4	1.0	0.3	18.7	0.3
Credit cards, unsecured loans and other retail lending	2.2	29.3	28.3	49.6	30.1	64.5	8.8
Wholesale loans	0.3	1.6	1.3	0.8	1.6	22.3	0.8
Total	0.4	4.8	4.2	9.9	4.9	34.8	1.6

Measurement uncertainty

Scenarios used to calculate the Group’s ECL charge were refreshed in Q322 with the current Baseline scenario reflecting the latest consensus macroeconomic forecasts available at the time of the scenario refresh. In the Baseline scenario, further inflation increases impact household income which, along with significant monetary policy tightening, contribute to lower growth prospects. GDP growth for 2023 drops to 0.3% in the UK and 1.1% in the US. Unemployment rates increase slightly in the near term, reaching 4.5% in the UK and 4.2% in the US. Central banks continue raising interest rates as currently expected with the UK Bank Rate reaching 3.50%, while the US Federal Funds Rate peaks at 3.75%. Higher interest rates are expected to adversely impact the housing markets in major economies but house price growth remains positive over the forecast horizon.

In the Downside 2 scenario, increasing and persistent inflationary pressures cause the central banks to raise interest rates sharply. The UK Bank Rate and the US Federal Funds Rate both reach 5.0% in Q423. These higher borrowing costs derail economies with unemployment peaking in 2024 at 9.5% in the UK and 9.75% in the US. With already stretched valuations, the sharp increase in borrowing costs sees house prices decrease significantly. In the Upside 2 scenario, supply disruptions are resolved, and aggregate demand is supported by a release of household savings, accelerating GDP growth. Recovering labour force participation limits domestic inflationary pressures, while lower energy prices add downward pressure on prices globally. As a result of easing inflation, central banks keep interest rates lower for longer.

The methodology for estimating scenario probability weights involves simulating a range of future paths for UK and US GDP using historical data with the five scenarios mapped against the distribution of these future paths. The median is centred around the Baseline with scenarios further from the Baseline attracting a lower weighting before the five weights are normalised to total 100%. The small weighting increase in the Baseline and modest reduction in the Downside was due to the slight shift in the relative position of the Downside scenarios to the Baseline scenario.

Management has applied economic uncertainty and other adjustments to modelled ECL outputs. The economic uncertainty adjustments of £0.7bn (30 June 2022: £1.0bn) have been determined with reference to the latest consensus macroeconomic forecasts subsequent to the modelled refresh and consist primarily of a provision for customers and clients considered most vulnerable to rising costs and supply chain disruption.

The tables below show the key consensus macroeconomic variables used in the scenarios (5-year annual paths) and the probability weights applied to each scenario.

Baseline average macroeconomic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 30.09.22%		%	%	%	%
UK GDP1	3.6	0.3	1.6	1.8	1.9
UK unemployment2	3.9	4.4	3.9	3.8	3.8
UK HPI3	6.6	0.6	0.4	2.0	2.8
UK bank rate	1.7	3.4	2.8	2.4	2.2
US GDP1	1.6	1.1	1.5	1.5	1.5
US unemployment4	3.7	4.0	4.2	4.2	4.2
US HPI5	6.4	3.4	3.4	3.4	3.4
US federal funds rate	2.1	3.4	2.8	2.3	2.3
	2022	2023	2024	2025	2026
As at 30.06.22%		%	%	%	%
UK GDP1	3.9	1.7	1.6	1.6	1.6
UK unemployment2	4.0	4.1	3.9	3.9	3.9
UK HPI3	4.3	1.0	2.2	2.5	2.8
UK bank rate	1.5	2.7	2.4	2.1	2.0
US GDP1	3.3	2.2	2.1	2.1	2.1
US unemployment4	3.6	3.5	3.5	3.5	3.5
US HPI5	4.1	3.4	3.4	3.4	3.4
US federal funds rate	1.5	3.2	2.9	2.7	2.5
	2021	2022	2023	2024	2025
As at 31.12.21%		%	%	%	%
UK GDP1	6.2	4.9	2.3	1.9	1.7
UK unemployment2	4.8	4.7	4.5	4.3	4.2
UK HPI3	4.7	1.0	1.9	1.9	2.3
UK bank rate	0.1	0.8	1.0	1.0	0.8
US GDP1	5.5	3.9	2.6	2.4	2.4
US unemployment4	5.5	4.2	3.6	3.6	3.6
US HPI5	11.8	4.5	5.2	4.9	5.0
US federal funds rate	0.2	0.3	0.9	1.2	1.3

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Downside 2 average economic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 30.09.22%		%	%	%	%
UK GDP1	3.4	(5.0)	(2.5)	4.0	4.3
UK unemployment2	4.4	8.1	9.0	7.0	6.0
UK HPI3	4.8	(22.3)	(14.1)	15.8	12.8
UK bank rate	1.8	4.6	4.6	3.0	2.7
US GDP1	1.4	(4.2)	(2.5)	2.6	2.3
US unemployment4	4.1	7.9	9.5	8.3	6.7
US HPI5	5.2	(7.2)	(0.3)	5.3	4.1
US federal funds rate	2.2	4.6	4.6	3.4	2.8
	2022	2023	2024	2025	2026
As at 30.06.22%		%	%	%	%
UK GDP1	3.1	(4.8)	(0.4)	4.3	3.6
UK unemployment2	5.2	8.4	8.6	6.8	5.9
UK HPI3	0.2	(26.2)	(3.6)	17.9	10.2
UK bank rate	1.8	4.7	4.3	2.6	2.3
US GDP1	2.4	(4.1)	(0.2)	3.4	2.7
US unemployment4	4.6	8.0	9.0	7.1	5.8
US HPI5	(0.2)	(11.7)	(0.2)	5.5	3.5
US federal funds rate	1.8	4.8	4.6	3.6	3.0
	2021	2022	2023	2024	2025
As at 31.12.21%		%	%	%	%
UK GDP1	6.2	0.2	(4.0)	2.8	4.3
UK unemployment2	4.8	7.2	9.0	7.6	6.3
UK HPI3	4.7	(14.3)	(21.8)	11.9	15.2
UK bank rate	0.1	2.2	3.9	3.1	2.2
US GDP1	5.5	(0.8)	(3.5)	2.5	3.2
US unemployment4	5.5	6.4	9.1	8.1	6.4
US HPI5	11.8	(6.6)	(9.0)	5.9	6.7
US federal funds rate	0.2	2.1	3.4	2.6	2.0

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Downside 1 average economic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 30.09.22%		%	%	%	%
UK GDP1	3.5	(2.3)	(0.4)	2.9	3.1
UK unemployment2	4.1	6.3	6.5	5.4	4.9
UK HPI3	5.7	(11.4)	(7.0)	8.8	7.7
UK bank rate	1.7	3.9	3.8	2.7	2.4
US GDP1	1.5	(1.6)	(0.5)	2.0	1.9
US unemployment4	3.9	6.0	6.9	6.3	5.5
US HPI5	5.8	(2.0)	1.5	4.3	3.8
US federal funds rate	2.2	4.1	3.8	2.9	2.5
	2022	2023	2024	2025	2026
As at 30.06.22%		%	%	%	%
UK GDP1	3.5	(1.6)	0.6	3.0	2.6
UK unemployment2	4.6	6.2	6.2	5.3	4.9
UK HPI3	2.3	(13.2)	(0.8)	10.0	6.5
UK bank rate	1.6	3.8	3.4	2.4	2.0
US GDP1	2.7	(1.0)	1.1	2.9	2.5
US unemployment4	4.1	5.7	6.2	5.3	4.6
US HPI5	1.9	(4.4)	1.6	4.4	3.4
US federal funds rate	1.7	3.9	3.8	3.2	2.8
	2021	2022	2023	2024	2025
As at 31.12.21%		%	%	%	%
UK GDP1	6.2	2.8	(0.7)	2.3	2.9
UK unemployment2	4.8	6.2	6.8	6.0	5.3
UK HPI3	4.7	(6.8)	(10.5)	6.9	8.6
UK bank rate	0.1	1.6	2.7	2.3	1.6
US GDP1	5.5	1.6	(0.4)	2.4	2.7
US unemployment4	5.5	5.4	6.6	6.1	5.2
US HPI5	11.8	(1.2)	(2.1)	4.8	5.2
US federal funds rate	0.2	1.3	2.3	2.1	1.8

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Upside 2 average economic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 30.09.22%		%	%	%	%
UK GDP1	4.0	4.0	3.3	2.8	2.4
UK unemployment2	3.8	3.5	3.4	3.4	3.4
UK HPI3	7.2	10.3	5.7	4.5	4.1
UK bank rate	1.6	1.9	1.4	1.3	1.3
US GDP1	1.9	3.7	3.2	2.8	2.8
US unemployment4	3.6	3.3	3.3	3.3	3.3
US HPI5	7.0	5.7	4.8	4.5	4.5
US federal funds rate	2.0	2.5	1.8	1.3	1.3
	2022	2023	2024	2025	2026
As at 30.06.22%		%	%	%	%
UK GDP1	5.0	5.2	3.1	2.4	2.0
UK unemployment2	3.8	3.7	3.6	3.6	3.6
UK HPI3	6.5	11.2	6.2	4.7	3.7
UK bank rate	1.2	1.5	1.4	1.3	1.3
US GDP1	4.0	4.9	3.6	3.4	3.4
US unemployment4	3.4	3.0	3.1	3.1	3.1
US HPI5	5.4	5.5	4.6	4.5	4.5
US federal funds rate	1.1	2.2	1.9	1.7	1.5
	2021	2022	2023	2024	2025
As at 31.12.21%		%	%	%	%
UK GDP1	6.2	7.2	4.0	2.7	2.1
UK unemployment2	4.8	4.5	4.1	4.0	4.0
UK HPI3	4.7	8.5	9.0	5.2	4.2
UK bank rate	0.1	0.2	0.5	0.5	0.3
US GDP1	5.5	5.3	4.1	3.5	3.4
US unemployment4	5.5	3.9	3.4	3.3	3.3
US HPI5	11.8	10.6	8.5	7.2	6.6
US federal funds rate	0.2	0.3	0.4	0.7	1.0

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Upside 1 average economic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 30.09.22%		%	%	%	%
UK GDP1	3.8	2.1	2.5	2.3	2.1
UK unemployment2	3.8	3.7	3.6	3.6	3.6
UK HPI3	6.9	5.4	3.0	3.3	3.4
UK bank rate	1.7	2.6	2.2	1.8	1.6
US GDP1	1.8	2.4	2.3	2.2	2.2
US unemployment4	3.6	3.7	3.8	3.8	3.8
US HPI5	6.7	4.5	4.1	3.9	3.9
US federal funds rate	2.0	2.9	2.3	1.8	1.8
	2022	2023	2024	2025	2026
As at 30.06.22%		%	%	%	%
UK GDP1	4.5	3.5	2.4	2.0	1.8
UK unemployment2	3.9	3.8	3.8	3.8	3.8
UK HPI3	5.4	6.3	4.1	3.6	3.2
UK bank rate	1.3	2.0	1.6	1.5	1.5
US GDP1	3.7	3.7	3.0	2.9	2.9
US unemployment4	3.5	3.2	3.3	3.3	3.3
US HPI5	4.7	4.4	4.0	3.9	3.9
US federal funds rate	1.3	2.4	2.2	1.9	1.8
	2021	2022	2023	2024	2025
As at 31.12.21%		%	%	%	%
UK GDP1	6.2	6.0	3.1	2.3	1.9
UK unemployment2	4.8	4.6	4.3	4.2	4.1
UK HPI3	4.7	5.0	5.0	3.9	3.3
UK bank rate	0.1	0.6	0.8	0.8	0.5
US GDP1	5.5	4.6	3.4	2.9	2.9
US unemployment4	5.5	4.0	3.5	3.5	3.5
US HPI5	11.8	8.3	7.0	6.0	5.7
US federal funds rate	0.2	0.3	0.6	1.0	1.1

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Scenario probability weighting
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 30.09.22
Scenario probability weighting	13.2	26.1	39.8	14.2	6.7
As at 30.06.22
Scenario probability weighting	14.0	25.6	37.8	15.2	7.4
As at 31.12.21
Scenario probability weighting	20.9	27.2	30.1	14.8	7.0

ECL under 100% weighted scenarios for modelled portfolios

The table below shows the modelled ECL assuming each of the five modelled scenarios are 100% weighted with the dispersion of results around the Baseline, highlighting the impact on exposure and ECL across the scenarios. Model exposure uses exposure at default (EAD) values and is not directly comparable to gross exposure used in prior disclosures.

The economic uncertainty adjustments of £0.7bn in the below reconciliation provides headroom for a modelled move from Weighted to Downside 1 scenario.

	Scenarios
As at 30 September 2022	Weighted1	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model Exposure (£m)
Home loans	145,014	146,430	145,833	145,170	144,042	142,451
Credit cards, unsecured loans and other retail lending2	49,525	49,489	49,195	48,759	47,647	46,230
Wholesale loans	190,267	194,085	192,450	190,757	187,497	180,876
Stage 1 Model ECL (£m)
Home loans	4	3	3	3	6	13
Credit cards, unsecured loans and other retail lending	456	430	439	450	481	504
Wholesale loans	295	244	265	284	347	403
Stage 1 Coverage (%)
Home loans	—	—	—	—	—	—
Credit cards, unsecured loans and other retail lending	0.9	0.9	0.9	0.9	1.0	1.1
Wholesale loans	0.2	0.1	0.1	0.1	0.2	0.2
Stage 2 Model Exposure (£m)
Home loans	17,615	16,199	16,796	17,459	18,587	20,178
Credit cards, unsecured loans and other retail lending2	7,719	6,759	7,081	7,595	8,962	10,776
Wholesale loans	27,647	23,829	25,464	27,157	30,417	37,038
Stage 2 Model ECL (£m)
Home loans	21	13	15	18	32	55
Credit cards, unsecured loans and other retail lending	1,596	1,353	1,436	1,563	1,937	2,449
Wholesale loans	559	412	457	529	779	1,303
Stage 2 Coverage (%)
Home loans	0.1	0.1	0.1	0.1	0.2	0.3
Credit cards, unsecured loans and other retail lending	20.7	20.0	20.3	20.6	21.6	22.7
Wholesale loans	2.0	1.7	1.8	1.9	2.6	3.5
Stage 3 Model Exposure (£m)3
Home loans	1,586	1,586	1,586	1,586	1,586	1,586
Credit cards, unsecured loans and other retail lending	1,790	1,790	1,790	1,790	1,790	1,790
Wholesale loans	2,671	2,671	2,671	2,671	2,671	2,671
Stage 3 Model ECL (£m)
Home loans	322	311	314	318	338	364
Credit cards, unsecured loans and other retail lending	1,207	1,191	1,199	1,205	1,225	1,240
Wholesale loans4	45	41	42	44	49	54
Stage 3 Coverage (%)
Home loans	20.3	19.6	19.8	20.1	21.3	23.0
Credit cards, unsecured loans and other retail lending	67.4	66.5	67.0	67.3	68.4	69.3
Wholesale loans4	1.7	1.5	1.6	1.6	1.8	2.0
Total Model ECL (£m)
Home loans	347	327	332	339	376	432
Credit cards, unsecured loans and other retail lending	3,259	2,974	3,074	3,218	3,643	4,193
Wholesale loans4	899	697	764	857	1,175	1,760
Total Model ECL	4,505	3,998	4,170	4,414	5,194	6,385

Reconciliation to total ECL	£m
Total weighted model ECL	4,505
ECL from individually assessed impairments4	426
ECL from non-modelled exposures and others	363
ECL from post model management adjustments	1,096
Of which: ECL from economic uncertainty adjustments	735
Total ECL	6,390

1
Model exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach as required for Barclays reported impairment allowances. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.

2
For Credit cards, unsecured loans and other retail lending, an average EAD measure is used (12-month or lifetime), depending on stage allocation for each scenario. Therefore, the model exposure movement into Stage 2 is higher than the corresponding Stage 1 reduction.

3
Model exposures allocated to Stage 3 does not change in any of the scenarios as the transition criteria relies only on an observable evidence of default as at 30 September 2022 and not on macroeconomic scenario.

4
Material wholesale loan defaults are individually assessed across different recovery strategies. As a result, ECL of £426m is reported as an individually assessed impairment in the reconciliation table.

The use of five scenarios with associated weightings results in a total weighted ECL uplift from the Baseline ECL of 2.1%.

Home loans: Total weighted ECL of £347m represents a 2.4% increase over the Baseline ECL (£339m) with coverage ratios steady across the Upside scenarios, Baseline and Downside 1 scenario. Under the Downside 2 scenario, total ECL increases to £432m driven by a significant fall in UK HPI to 22.3% reflecting the non-linearity of the UK portfolio.

Credit cards, unsecured loans and other retail lending: Total weighted ECL of £3,259m represents a 1.3% increase over the Baseline ECL (£3,218m). Total ECL increases to £4,193m under the Downside 2 scenario, driven by the significant increase in UK unemployment rate to 8.1% and US unemployment rate to 7.9% in 2023.

Wholesale loans: Total weighted ECL of £899m represents an 4.9% increase over the Baseline ECL (£857m). Total ECL increases to £1,760m under Downside 2 scenario, driven by a significant decrease in UK GDP to (5.0)% and US GDP to (4.2)% in 2023.

	Scenarios
As at 31 December 2021	Weighted1	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model Exposure (£m)
Home loans	137,279	139,117	138,424	137,563	135,544	133,042
Credit cards, unsecured loans and other retail lending2	45,503	46,170	45,963	45,751	43,131	38,820
Wholesale loans	174,249	177,453	176,774	175,451	169,814	161,998
Stage 1 Model ECL (£m)
Home loans	4	2	2	3	6	14
Credit cards, unsecured loans and other retail lending	324	266	272	279	350	418
Wholesale loans	290	240	262	286	327	350
Stage 1 Coverage (%)
Home loans	—	—	—	—	—	—
Credit cards, unsecured loans and other retail lending	0.7	0.6	0.6	0.6	0.8	1.1
Wholesale loans	0.2	0.1	0.1	0.2	0.2	0.2
Stage 2 Model Exposure (£m)
Home loans	22,915	21,076	21,769	22,631	24,649	27,151
Credit cards, unsecured loans and other retail lending2	7,200	6,260	6,521	6,795	9,708	14,290
Wholesale loans	32,256	29,052	29,732	31,054	36,692	44,507
Stage 2 Model ECL (£m)
Home loans	15	10	11	12	22	47
Credit cards, unsecured loans and other retail lending	1,114	925	988	1,058	1,497	3,295
Wholesale loans	572	431	467	528	851	1,510
Stage 2 Coverage (%)
Home loans	0.1	—	0.1	0.1	0.1	0.2
Credit cards, unsecured loans and other retail lending	15.5	14.8	15.2	15.6	15.4	23.1
Wholesale loans	1.8	1.5	1.6	1.7	2.3	3.4
Stage 3 Model Exposure (£m)3
Home loans	1,724	1,724	1,724	1,724	1,724	1,724
Credit cards, unsecured loans and other retail lending	1,922	1,922	1,922	1,922	1,922	1,922
Wholesale loans	1,811	1,811	1,811	1,811	1,811	1,811
Stage 3 Model ECL (£m)
Home loans	303	292	295	299	320	346
Credit cards, unsecured loans and other retail lending	1,255	1,236	1,245	1,255	1,277	1,297
Wholesale loans4	323	321	322	323	326	332
Stage 3 Coverage (%)
Home loans	17.6	16.9	17.1	17.3	18.6	20.1
Credit cards, unsecured loans and other retail lending	65.3	64.3	64.8	65.3	66.4	67.5
Wholesale loans4	17.8	17.7	17.8	17.8	18.0	18.3
Total Model ECL (£m)
Home loans	322	304	308	314	348	407
Credit cards, unsecured loans and other retail lending	2,693	2,427	2,505	2,592	3,124	5,010
Wholesale loans4	1,185	992	1,051	1,137	1,504	2,192
Total Model ECL	4,200	3,723	3,864	4,043	4,976	7,609

Reconciliation to total ECL	£m
Total model ECL	4,200
ECL from individually assessed impairments4	524
ECL from non-modelled exposures and others	74
ECL from post model management adjustments5	1,486
Of which: ECL from economic uncertainty adjustments	1,692
Total ECL	6,284

1
Model exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach, as required for Barclays reported impairment allowances. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.

2
For Credit cards, unsecured loans and other retail lending, an average EAD measure is used (12-month or lifetime), depending on stage allocation for each scenario. Therefore, the model exposure movement into Stage 2 is higher than the corresponding Stage 1 reduction.

3
Model exposures allocated to Stage 3 does not change in any of the scenarios as the transition criteria relies only on an observable evidence of default as at 30 September 2022 and not on macroeconomic scenario.

4
Material wholesale loan defaults are individually assessed across different recovery strategies. As a result, ECL of £524m is reported as an individually assessed impairment in the reconciliation table.

5	Post Model Adjustments include negative adjustments reflecting operational post model adjustments.

Treasury and Capital Risk

Regulatory minimum requirements

Capital

The Group’s Overall Capital Requirement for CET1 is 10.9% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.4% Pillar 2A requirement and a 0% Countercyclical Capital Buffer (CCyB).

The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. On 11 March 2020, the Financial Policy Committee (FPC) set the CCyB rate for UK exposures at 0% with immediate effect. The buffer rates set by other national authorities for non-UK exposures are not currently material. Overall, this results in a 0.0% CCyB for the Group. On 13 December 2021, the FPC announced that a CCyB rate of 1% for UK exposures has been re-introduced with effect from 13 December 2022. On 5 July 2022, the FPC announced that the UK CCyB rate will be increased from 1% to 2% with effect from 5 July 2023.

The Group’s Pillar 2A requirement as per the PRA’s Individual Capital Requirement was set as a nominal amount. When expressed as a percentage of RWAs this was 4.2% of which at least 56.25% needed to be met with CET1 capital, equating to approximately 2.4% of RWAs. The Pillar 2A requirement is subject to at least annual review and is based on a point in time assessment.

The Group’s CET1 target ratio of 13-14% takes into account headroom above requirements which includes a confidential institution-specific PRA buffer. The Group remains above its minimum capital regulatory requirements including the PRA buffer.

Leverage

The Group is subject to a UK leverage ratio requirement of 3.8%. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer of 0.0%. Although the leverage ratio is expressed in terms of Tier 1 (T1) capital, 75% of the minimum requirement, equating to 2.4375%, needs to be met with CET1 capital. In addition, the G-SII ALRB must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.5bn.

The Group is also required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.

MREL

The Group is required to meet the higher of: (i) two times the sum of 8% Pillar 1 and 4.2% Pillar 2A; and (ii) 6.75% of leverage exposures plus capital buffers, including the above mentioned confidential institution-specific PRA buffer. CET1 capital cannot be counted towards both MREL and the capital buffers, meaning that the buffers will effectively be applied above MREL requirements.

Significant regulatory updates in the period

Capital and RWAs

On 1 January 2022, the PRA’s implementation of Basel III standards took effect including the re-introduction of the 100% CET1 capital deduction for qualifying software intangible assets and the introduction of the Standardised Approach for Counterparty Credit Risk (SA-CCR) which replaces the Current Exposure Method for Standardised derivative exposures as a more risk sensitive approach. In addition, the PRA also implemented IRB roadmap changes which includes revisions to the criteria for definition of default, probability of default and loss given default estimation to ensure supervisory consistency and increase transparency of IRB models.

Leverage

From 1 January 2022, UK banks became subject to a single UK leverage ratio requirement meaning that the CRR leverage ratio no longer applies. Central bank claims can be excluded from the UK leverage ratio measure as long as they are matched by qualifying liabilities (rather than deposits).

References to CRR, as amended by CRR II mean, the capital regulatory requirements, as they form part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.

			Restated1
Capital ratios2,3,4	As at 30.09.22	As at 30.06.22	As at 31.12.21
CET1	13.8%	13.6%	15.1%
T1	17.6%	17.1%	19.1%
Total regulatory capital	20.3%	19.9%	22.2%

Capital resources	£m	£m	£m
Total equity excluding non-controlling interests per the balance sheet	67,034	69,627	69,052
Less: other equity instruments (recognised as AT1 capital)	(13,270)	(12,357)	(12,259)
Adjustment to retained earnings for foreseeable ordinary share dividends	(494)	(595)	(666)
Adjustment to retained earnings for foreseeable repurchase of shares	(9)	(568)	—
Adjustment to retained earnings for foreseeable other equity coupons	(82)	(32)	(32)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,850)	(1,810)	(1,585)
Goodwill and intangible assets	(8,356)	(8,232)	(6,804)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,034)	(1,010)	(1,028)
Fair value reserves related to gains or losses on cash flow hedges	9,451	4,673	852
Excess of expected losses over impairment	(7)	—	—
Gains or losses on liabilities at fair value resulting from own credit	(773)	(62)	892
Defined benefit pension fund assets	(3,162)	(3,785)	(2,619)
Direct and indirect holdings by an institution of own CET1 instruments	(20)	(20)	(50)
Adjustment under IFRS 9 transitional arrangements	759	642	1,229
Other regulatory adjustments	387	220	345
CET1 capital	48,574	46,691	47,327

AT1 capital
Capital instruments and related share premium accounts	13,270	12,357	12,259
Qualifying AT1 capital (including minority interests) issued by subsidiaries	—	—	637
Other regulatory adjustments and deductions	(60)	(60)	(80)
AT1 capital	13,210	12,297	12,816

T1 capital	61,784	58,988	60,143

T2 capital
Capital instruments and related share premium accounts	8,524	8,442	8,713
Qualifying T2 capital (including minority interests) issued by subsidiaries	1,176	1,277	1,113
Credit risk adjustments (excess of impairment over expected losses)	—	73	73
Other regulatory adjustments and deductions	(160)	(160)	(160)
Total regulatory capital	71,324	68,620	69,882

Total RWAs	350,774	344,516	314,136

1
Capital metrics as at 31 December 2021 have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 51 for more information. The transitional CET1 ratio remains unchanged at 15.1%.

2
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR II non-compliant capital instruments. December 2021 comparatives include the grandfathering of CRR non-compliant capital instruments.

3
The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 13.6%, with £47.8bn of CET1 capital and £350.5bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II.

4
The Group’s CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC 7.625% Contingent Capital Notes, was 13.8%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR as amended by CRR II, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

Movement in CET1 capital	Three months ended 30.09.22	Nine months ended 30.09.22
	£m	£m
Opening CET1 capital1	46,691	47,327

Profit for the period attributable to equity holders	1,718	4,607
Own credit relating to derivative liabilities	(78)	(175)
Ordinary share dividends paid and foreseen	(263)	(856)
Purchased and foreseeable share repurchase	(500)	(1,500)
Other equity coupons paid and foreseen	(256)	(670)
Increase in retained regulatory capital generated from earnings	621	1,406

Net impact of share schemes	145	9
Fair value through other comprehensive income reserve	(408)	(1,167)
Currency translation reserve	1,730	3,433
Other reserves	23	58
Increase in other qualifying reserves	1,490	2,333

Pension remeasurements within reserves	(765)	325
Defined benefit pension fund asset deduction	623	(543)
Net impact of pensions	(142)	(218)

Additional value adjustments (PVA)	(40)	(265)
Goodwill and intangible assets	(124)	(1,552)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(24)	(6)
Excess of expected loss over impairment	(7)	(7)
Direct and indirect holdings by an institution of own CET1 instruments	—	30
Adjustment under IFRS 9 transitional arrangements	117	(470)
Other regulatory adjustments	(8)	(4)
Decrease in regulatory capital due to adjustments and deductions	(86)	(2,274)

Closing CET1 capital	48,574	48,574

1	Opening balance as at 31 December 2021 has been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 51 for further details.

CET1 capital increased £1.2bn to £48.6bn (December 2021: £47.3bn).

CET1 capital decreased by £1.7bn as a result of regulatory changes that took effect from 1 January 2022 including the re-introduction of the 100% CET1 capital deduction for qualifying software intangible assets and a reduction in IFRS9 transitional relief due to the relief applied to the pre-2020 impairment charge reducing to 25% in 2022 from 50% in 2021 and the relief applied to the post-2020 impairment charge reducing to 75% in 2022 from 100% in 2021.

£4.6bn of capital generated from profits, after absorbing the £0.6bn net of tax impact of the Over-issuance of Securities, was partially offset by distributions of £3bn comprising:

●	£1bn buyback announced with FY21 results and the £0.5bn buyback announced with H122 results, both of which have completed
●	£0.9bn of ordinary share dividend paid and foreseen reflecting £0.4bn half year 2022 dividend paid and a £0.5bn accrual towards a full year 2022 dividend
●	£0.7bn of equity coupons paid and foreseen

Other significant movements in the period were:

●	£1.2bn decrease in the fair value through other comprehensive income reserve primarily due to losses on bonds as a result of an increase in yields
●	£3.4bn increase in the currency translation reserves driven by the appreciation of period end USD against GBP

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market Risk		Operational risk	Total RWAs
	STD	IRB	STD	IRB	Settlement Risk	CVA	STD	IMA
As at 30.09.22	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	6,487	55,121	246	—	—	84	256	—	11,047	73,241
Corporate and Investment Bank	38,886	75,561	20,115	24,735	446	3,111	15,596	26,879	25,296	230,625
Consumer, Cards and Payments	28,180	3,597	279	35	—	69	—	104	6,424	38,688
Barclays International	67,066	79,158	20,394	24,770	446	3,180	15,596	26,983	31,720	269,313
Head Office	2,785	6,431	—	—	—	—	—	—	(996)	8,220
Barclays Group	76,338	140,710	20,640	24,770	446	3,264	15,852	26,983	41,771	350,774

As at 30.06.22
Barclays UK	6,613	53,958	253	—	—	76	236	—	11,047	72,183
Corporate and Investment Bank	40,055	71,737	18,739	22,099	440	3,357	17,466	28,423	25,296	227,612
Consumer, Cards and Payments	25,516	3,643	256	34	—	64	28	195	6,424	36,160
Barclays International	65,571	75,380	18,995	22,133	440	3,421	17,494	28,618	31,720	263,772
Head Office	3,488	6,069	—	—	—	—	—	—	(996)	8,561
Barclays Group	75,672	135,407	19,248	22,133	440	3,497	17,730	28,618	41,771	344,516

As at 31.12.21
Barclays UK	7,195	53,408	426	—	—	138	100	—	11,022	72,289
Corporate and Investment Bank	29,420	64,416	15,223	19,238	105	2,289	17,306	27,308	25,359	200,664
Consumer, Cards and Payments	20,770	2,749	215	18	—	21	—	57	6,391	30,221
Barclays International	50,190	67,165	15,438	19,256	105	2,310	17,306	27,365	31,750	230,885
Head Office	4,733	7,254	—	—	—	—	—	—	(1,025)	10,962
Barclays Group	62,118	127,827	15,864	19,256	105	2,448	17,406	27,365	41,747	314,136

Movement analysis of RWAs	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
Opening RWAs (as at 31.12.21)	189,945	37,673	44,771	41,747	314,136
Book size	10,661	2,504	(4,509)	24	8,680
Acquisitions and disposals	(1,081)	—	—	—	(1,081)
Book quality	(2,774)	944	—	—	(1,830)
Model updates	—	—	—	—	—
Methodology and policy	4,523	3,353	—	—	7,876
Foreign exchange movements1	15,774	4,646	2,573	—	22,993
Total RWA movements	27,103	11,447	(1,936)	24	36,638
Closing RWAs (as at 30.09.22)	217,048	49,120	42,835	41,771	350,774

1	Foreign exchange movements does not include foreign exchange for modelled market risk or operational risk.

Overall RWAs increased £36.6bn to £350.8bn (December 2021: £314.1bn)

Credit risk RWAs increased £27.1bn:

●	A £10.7bn increase in book size primarily driven by an increase in lending activities across CIB, CC&P and growth in mortgages within Barclays UK
●	A £1.1bn decrease in acquisitions and disposals primarily driven by the disposal of Barclays' equity stake in Absa, offset by GAP portfolio acquisition
●	A £2.7bn decrease in book quality primarily driven by the benefit in mortgages from an increase in the House Price Index (HPI)
●
A £4.5bn increase in methodology and policy primarily as a result of regulatory changes relating to implementation of IRB roadmap changes, partially offset by the reversal of the software intangibles benefit

●	A £15.8bn increase in FX primarily due to appreciation of period end USD against GBP

Counterparty Credit risk RWAs increased £11.4bn:

●	A £2.5bn increase in book size primarily due to an increase in trading activities within SFTs and derivatives
●	A £3.4bn increase in methodology and policy as a result of regulatory changes relating to the introduction of SA-CCR
●	A £4.6bn increase in FX primarily due to appreciation of period end USD against GBP

Market risk RWAs decreased £1.9bn:

●
A £4.5bn decrease in book size primarily driven by a £4.7bn decrease in Stressed Value at Risk (SVaR) model adjustment as a result of changes in portfolio composition and a £1.4bn reduction in Structural FX, partially offset by a £1.6bn increase due to client and trading activities

●	A £2.6bn increase in FX primarily due to appreciation of period end USD against GBP

			Restated1
Leverage ratios2,3	As at 30.09.22	As at 30.06.22	As at 31.12.21
	£m	£m	£m
Average UK leverage ratio	4.8%	4.7%	4.9%
Average T1 capital	60,651	57,689	59,739
Average UK leverage exposure	1,259,648	1,233,537	1,229,041

UK leverage ratio	5.0%	5.1%	5.2%

CET1 capital	48,574	46,691	47,327
AT1 capital	13,210	12,297	12,179
T1 capital	61,784	58,988	59,506

UK leverage exposure	1,232,105	1,151,214	1,137,904

UK leverage exposure
Accounting assets
Derivative financial instruments	416,908	344,855	262,572
Derivative cash collateral	90,948	66,909	58,177
Securities financing transactions (SFTs)	224,978	193,682	170,853
Loans and advances and other assets	994,065	983,784	892,683
Total IFRS assets	1,726,899	1,589,230	1,384,285

Regulatory consolidation adjustments	(6,598)	(3,546)	(3,665)

Derivatives adjustments
Derivatives netting	(347,999)	(288,727)	(236,881)
Adjustments to collateral	(76,083)	(53,328)	(50,929)
Net written credit protection	26,838	28,102	15,509
Potential future exposure (PFE) on derivatives	84,597	85,469	137,291
Total derivatives adjustments	(312,647)	(228,484)	(135,010)

SFTs adjustments	30,477	29,784	24,544

Regulatory deductions and other adjustments	(21,582)	(22,758)	(20,219)

Weighted off-balance sheet commitments	135,222	127,400	115,047

Qualifying central bank claims	(267,792)	(294,477)	(210,134)

Settlement netting	(51,874)	(45,935)	(16,944)

UK leverage exposure	1,232,105	1,151,214	1,137,904

1	Capital and leverage metrics as at 31 December 2021 have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 51 for further details.
2	Capital and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II.
3
Fully loaded average UK leverage ratio was 4.8%, with £59.9bn of T1 capital and £1,258.9bn of leverage exposure. Fully loaded UK leverage ratio was 5.0%, with £61.0bn of T1 capital and £1,231.3bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements of the CRR as amended by CRR II.

The UK leverage ratio decreased to 5.0% (December 2021: 5.2%) primarily due to a £94.2bn increase in the leverage exposure, partially offset by a £2.3bn increase in Tier 1 Capital. The UK leverage exposure increased to £1,232.1bn (December 2021: £1,137.9bn) largely due to the following movements:

●	£60.1bn increase in SFTs primarily driven by client activity in CIB
●
£50.8bn increase in derivative financial instruments post additional regulatory netting and adjustments for cash collateral primarily driven by client and trading activity in CIB and the application of a 1.4 multiplier introduced under SA-CCR

●	£42.7bn increase in loans and advances and other assets (excluding cash at central banks and settlement balances which are subject to regulatory exemptions) primarily due to increased lending
●	£11.3bn increase in net written credit protection largely due to the inclusion of credit default swap options from 1 January 2022
●	£52.7bn decrease in PFE on derivatives largely driven by increased netting eligibility due to the introduction of SA-CCR
●
£39.2bn decrease in cash at central banks net of the qualifying central bank claims exemption primarily due to the matching of allowable liabilities rather than deposits introduced under the UK leverage framework review and an increase in eligible Euro denominated assets and liabilities.

The average UK leverage ratio decreased to 4.8% (December 2021: 4.9%) primarily due to a £30.6bn increase in average leverage exposure partially offset by a £0.9bn increase in average T1 capital. The increase in average UK leverage exposure was due to the movements broadly in line with UK Leverage exposure that were in turn driven by increased client activity during the year and the regulatory changes that came into effect from 1 January 2022 under UK leverage ratio framework.

MREL
MREL requirements including buffers1,2,3,4	Total requirement (£m) based on			Requirement as a percentage of:
			Restated1			Restated1
	As at 30.09.22	As at 30.06.22	As at 31.12.21	As at 30.09.22	As at 30.06.22	As at 31.12.21
Requirement based on RWAs (minimum requirement)	99,596	98,096	77,302	28.4%	28.5%	24.6%
Requirement based on UK leverage exposure4	97,243	91,532	93,975	7.9%	8.0%	6.9%

						Restated1
Own funds and eligible liabilities1,3				As at 30.09.22	As at 30.06.22	As at 31.12.21
				£m	£m	£m
CET1 capital				48,574	46,691	47,327
AT1 capital instruments and related share premium accounts5				13,210	12,297	12,179
T2 capital instruments and related share premium accounts5				8,364	8,355	8,626
Eligible liabilities				41,744	39,137	39,889
Total Barclays PLC (the Parent company) own funds and eligible liabilities				111,892	106,480	108,021

Total RWAs				350,774	344,516	314,136
Total UK leverage exposure4				1,232,105	1,151,214	1,356,191

						Restated1
Own funds and eligible liabilities ratios as a percentage of:1				As at 30.09.22	As at 30.06.22	As at 31.12.21
Total RWAs				31.9%	30.9%	34.4%
Total UK leverage exposure4				9.1%	9.2%	8.0%

As at 30 September 2022, Barclays PLC (the Parent company) held £111.9bn of own funds and eligible liabilities equating to 31.9% of RWAs. This was in excess of the Group's MREL requirement, excluding the PRA buffer, to hold £99.6bn of own funds and eligible liabilities equating to 28.4% of RWAs. The Group remains above its MREL regulatory requirement including the PRA buffer.

1	Capital and leverage metrics as at 31 December 2021 have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 51 for further details.
2	Minimum requirement excludes the confidential institution-specific PRA buffer.
3	CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II including IFRS 9 transitional arrangements.
4	As at 31 December 2021, MREL requirements were on a CRR leverage basis which, from 1 January 2022, was no longer applicable for UK banks.
5	Includes other AT1 capital regulatory adjustments and deductions of £60m (December 2021: £80m), and other T2 credit risk adjustments and deductions of £160m (December 2021: £87m).

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
		Restated1
	Nine months ended 30.09.22	Nine months ended 30.09.21
	£m	£m
Total income	19,155	16,780
Credit impairment (charges)/releases	(722)	622
Net operating income	18,433	17,402
Operating expenses excluding litigation and conduct	(11,209)	(10,578)
Litigation and conduct	(1,518)	(305)
Operating expenses	(12,727)	(10,883)
Other net (expenses)/income	(4)	247
Profit before tax	5,702	6,766
Tax charge	(1,072)	(1,034)
Profit after tax	4,630	5,732

Attributable to:
Equity holders of the parent	3,987	5,126
Other equity instrument holders	620	586
Total equity holders of the parent	4,607	5,712
Non-controlling interests	23	20
Profit after tax	4,630	5,732

Earnings per share	p	p
Basic earnings per ordinary share	24.2	30.0

1	2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 1 for more information.

Condensed consolidated balance sheet (unaudited)
		Restated1
	As at 30.09.22	As at 31.12.21
Assets	£m	£m
Cash and balances at central banks	257,070	238,574
Cash collateral and settlement balances	167,831	92,542
Loans and advances at amortised cost	413,697	361,451
Reverse repurchase agreements and other similar secured lending	1,286	3,227
Trading portfolio assets	126,374	147,035
Financial assets at fair value through the income statement	247,770	191,972
Derivative financial instruments	416,908	262,572
Financial assets at fair value through other comprehensive income	65,655	61,753
Investments in associates and joint ventures	916	999
Goodwill and intangible assets	8,371	8,061
Current tax assets	449	261
Deferred tax assets	7,272	4,619
Other assets	13,300	11,219
Total assets	1,726,899	1,384,285

Liabilities
Deposits at amortised cost	574,386	519,433
Cash collateral and settlement balances	145,086	79,371
Repurchase agreements and other similar secured borrowing	27,644	28,352
Debt securities in issue	119,722	98,867
Subordinated Liabilities	12,321	12,759
Trading portfolio liabilities	87,323	54,169
Financial liabilities designated at fair value	280,744	250,960
Derivative financial instruments	394,795	256,883
Current tax liabilities	533	689
Deferred tax liabilities	6	37
Other liabilities	16,336	12,724
Total liabilities	1,658,896	1,314,244

Equity
Called up share capital and share premium	4,358	4,536
Other reserves	(2,923)	1,770
Retained earnings	52,329	50,487
Shareholders' equity attributable to ordinary shareholders of the parent	53,764	56,793
Other equity instruments	13,270	12,259
Total equity excluding non-controlling interests	67,034	69,052
Non-controlling interests	969	989
Total equity	68,003	70,041

Total liabilities and equity	1,726,899	1,384,285

1	2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 51 for more information.

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium	Other equity instruments	Other reserves	Restated1 Retained earnings	Restated1 Total	Non-controlling interests	Restated1 Total equity
Nine months ended 30.09.22	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2022	4,536	12,259	1,770	50,487	69,052	989	70,041
Profit after tax	—	620	—	3,987	4,607	23	4,630
Currency translation movements	—	—	3,433	—	3,433	—	3,433
Fair value through other comprehensive income reserve	—	—	(1,167)	—	(1,167)	—	(1,167)
Cash flow hedges	—	—	(8,596)	—	(8,596)	—	(8,596)
Retirement benefit remeasurements	—	—	—	325	325	—	325
Own credit	—	—	1,526	—	1,526	—	1,526
Total comprehensive income for the period	—	620	(4,804)	4,312	128	23	151
Employee share schemes and hedging thereof	46	—	—	383	429	—	429
Issue and redemption of other equity instruments	—	1,032	—	20	1,052	(20)	1,032
Other equity instruments coupon paid	—	(620)	—	—	(620)	—	(620)
Disposal of ABSA holding	—	—	(84)	84	—	—	—
Vesting of employee share schemes	—	—	7	(473)	(466)	—	(466)
Dividends paid	—	—	—	(1,028)	(1,028)	(23)	(1,051)
Repurchase of shares	(224)	—	224	(1,491)	(1,491)	—	(1,491)
Own credit realisation	—	—	(36)	36	—	—	—
Other movements	—	(21)	—	(1)	(22)	—	(22)
Balance as at 30 September 2022	4,358	13,270	(2,923)	52,329	67,034	969	68,003

Three months ended 30.09.22
Balance as at 1 July 2022	4,508	12,357	(218)	52,980	69,627	969	70,596
Profit after tax	—	206	—	1,512	1,718	2	1,720
Currency translation movements	—	—	1,730	—	1,730	—	1,730
Fair value through other comprehensive income reserve	—	—	(408)	—	(408)	—	(408)
Cash flow hedges	—	—	(4,778)	—	(4,778)	—	(4,778)
Retirement benefit remeasurements	—	—	—	(765)	(765)	—	(765)
Own credit	—	—	671	—	671	—	671
Total comprehensive income for the period	—	206	(2,785)	747	(1,832)	2	(1,830)
Employee share schemes and hedging thereof	13	—	—	(34)	(21)	—	(21)
Issue and redemption of other equity instruments	—	917	—	(5)	912	—	912
Other equity instruments coupon paid	—	(206)	—	—	(206)	—	(206)
Disposal of ABSA holding	—	—	(45)	45	—	—	—
Vesting of employee share schemes	—	—	—	(9)	(9)	—	(9)
Dividends paid	—	—	—	(364)	(364)	(2)	(366)
Repurchase of shares	(163)	—	163	(1,059)	(1,059)	—	(1,059)
Own credit realisation	—	—	(36)	36	—	—	—
Other movements	—	(4)	(2)	(8)	(14)	—	(14)
Balance as at 30 September 2022	4,358	13,270	(2,923)	52,329	67,034	969	68,003

1	2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 51 for more information.

	As at 30.09.22	As at 31.12.21
Other reserves	£m	£m
Currency translation reserve	6,173	2,740
Fair value through other comprehensive income reserve	(1,534)	(283)
Cash flow hedging reserve	(9,449)	(853)
Own credit reserve	530	(960)
Other reserves and treasury shares	1,357	1,126
Total	(2,923)	1,770

Over-issuance of US securities under the Barclays Bank PLC US Shelf

Restatement of financial statements

A proportion of the costs associated with the rights of rescission of certain investors are attributable to BPLC’s financial statements for the year ended 31 December 2021. The comparatives in the quarterly financial information for 2021 and for the nine months ended 30 September 2021, including those in the consolidated income statement, the consolidated balance sheet and the consolidated statement of changes in equity included in this document, have been restated to reflect a provision in respect of the impact of the Over-issuance of Securities.

The table below reflects each of the consolidated financial statement line items that were affected by the restatement:

Impact on the consolidated income statement	As reported	Restatement	As restated
Nine months ended 30.09.21	£m	£m	£m
Litigation and conduct	(131)	(174)	(305)
Operating expenses	(10,709)	(174)	(10,883)
Profit before tax	6,940	(174)	6,766
Taxation	(1,076)	42	(1,034)
Profit after tax	5,864	(132)	5,732

Year ended 31.12.21	£m	£m	£m
Litigation and conduct	(177)	(220)	(397)
Operating expenses	(14,439)	(220)	(14,659)
Profit before tax	8,414	(220)	8,194
Taxation	(1,188)	50	(1,138)
Profit after tax	7,226	(170)	7,056

Impact on the consolidated balance sheet
As at 31.12.21	£m	£m	£m
Current tax liabilities	739	(50)	689
Provisions	1,688	220	1,908
Total liabilities	1,314,074	170	1,314,244

Retained earnings	50,657	(170)	50,487
Total equity	70,211	(170)	70,041

This omission in the financial statements has resulted in the restatement of the prior period Capital comparatives with the following impact:

●
CET1 capital decreased £0.2bn from £47.5bn to £47.3bn. Both transitional and fully loaded CET1 ratios remained unchanged at 15.1% and 14.7% respectively. The transitional T1 ratio moved from 19.2% to 19.1% and Total transitional capital ratio moved from 22.3% to 22.2%

●	Leverage exposure increased by £1.9bn with the UK leverage ratio decreasing from 5.3% to 5.2% and the average UK leverage ratio remaining unchanged at 4.9%
●	Total own funds and eligible liabilities decreased £0.2bn to £108bn, which was in excess of a restated requirement to hold £94bn of own funds and eligible liabilities

Update on related litigation and conduct matters

Over-issuance of Securities under the Barclays Bank PLC US Shelf

In September 2022, the SEC announced the resolution of its investigation of BPLC and BBPLC relating to the Over-issuance of Securities by BBPLC under certain of its US shelf registration statements. Pursuant to the terms of the resolution, BPLC and BBPLC will pay a combined penalty of $200m (£165m1), without admitting or denying the SEC’s findings. The SEC has confirmed that the independent rescission offer made by BBPLC to holders of the relevant over-issued securities (which offer commenced on 1 August 2022 and expired on 12 September 2022) satisfies its requirements for disgorgement and related prejudgment interest.

The Group is engaged with, and responding to inquiries and requests for information from, various other regulators who may seek to impose fines, penalties and/or other sanctions as a result of this matter. Furthermore, BBPLC and/or its affiliates may incur costs and liabilities in relation to private civil claims which have been filed and may face other potential private civil claims, class actions or other enforcement actions in relation to this matter. For example, in September 2022, a purported class action claim was filed in the US District Court in Manhattan by two Florida pension plans seeking to hold BPLC and former and current executives responsible for declines in the prices of its American depositary receipts, which plaintiffs claim occurred as a result of alleged misstatements and omissions in its public disclosures.

Any liabilities, claims or actions in connection with the Over-issuance of Securities under BBPLC's US shelf registration statements could have an adverse effect on the Group’s business, financial condition, results of operations and reputation as a frequent issuer in the securities markets.

1	Exchange rate GBP/USD 1.22 as at 30 June 2022.

Appendix: Non-IFRS Performance Measures

The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.

However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Loans and advances at amortised cost divided by deposits at amortised cost.
Period end allocated tangible equity
Allocated tangible equity is calculated as 13.5% (2021: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group’s tangible shareholders’ equity and the amounts allocated to businesses.

Average tangible shareholders’ equity
Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity
Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on average tangible shareholders’ equity
Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on pages 54 to 56.

Return on average allocated tangible equity
Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The components of the calculation have been included on pages 1 to 57.

Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate	Quoted in basis points and represents total annualised impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date.
Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 25.
Tangible net asset value per share
Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 58.

Returns

Return on average tangible equity is calculated as profit after tax attributable to ordinary equity holders of the parent as a proportion of average tangible equity, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 13.5% (2021: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Group’s average tangible shareholders’ equity and the amounts allocated to businesses.

	Profit/(loss) attributable to ordinary equity holders of the parent	Average tangible equity	Return on average tangible equity
Nine months ended 30.09.22	£m	£bn	%
Barclays UK	1,403	10.0	18.7
Corporate and Investment Bank	2,910	32.5	11.9
Consumer, Cards and Payments	309	4.7	8.9
Barclays International	3,219	37.2	11.5
Head Office	(635)	1.6	n/m
Barclays Group	3,987	48.8	10.9

Nine months ended 30.09.211
Barclays UK	1,336	9.9	17.9
Corporate and Investment Bank	3,337	28.2	15.8
Consumer, Cards and Payments	492	4.0	16.2
Barclays International	3,829	32.2	15.9
Head Office	(39)	5.0	n/m
Barclays Group	5,126	47.1	14.5

1	2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 51 for more information.

	Nine months ended 30.09.22
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Return on average tangible shareholders' equity	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,403	2,910	309	3,219	(635)	3,987

	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	13.6	32.5	5.6	38.1	5.2	56.9
Average goodwill and intangibles	(3.6)	—	(0.9)	(0.9)	(3.6)	(8.1)
Average tangible shareholders' equity	10.0	32.5	4.7	37.2	1.6	48.8

Return on average tangible shareholders' equity	18.7%	11.9%	8.9%	11.5%	n/m	10.9%

	Nine months ended 30.09.211
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Return on average tangible shareholders' equity	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,336	3,337	492	3,829	(39)	5,126

	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	13.5	28.2	4.7	32.9	8.7	55.1
Average goodwill and intangibles	(3.6)	—	(0.7)	(0.7)	(3.7)	(8.0)
Average tangible shareholders' equity	9.9	28.2	4.0	32.2	5.0	47.1

Return on average tangible shareholders' equity	17.9%	15.8%	16.2%	15.9%	n/m	14.5%

1	2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 51 for more information.

Barclays Group
Return on average tangible shareholders' equity	Q322	Q222	Q122	Q4211	Q3211	Q2211	Q121	Q420
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,512	1,071	1,404	1,079	1,374	2,048	1,704	220

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	56.8	57.1	56.9	56.1	56.5	54.4	54.4	55.7
Average goodwill and intangibles	(8.2)	(8.1)	(8.1)	(8.1)	(8.2)	(7.9)	(7.9)	(8.1)
Average tangible shareholders' equity	48.6	49.0	48.8	48.0	48.3	46.5	46.5	47.6

Return on average tangible shareholders' equity	12.5%	8.7%	11.5%	9.0%	11.4%	17.6%	14.7%	1.8%

Barclays UK
Return on average allocated tangible equity	Q322	Q222	Q122	Q421	Q321	Q221	Q121	Q420
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	549	458	396	420	317	721	298	160

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	13.5	13.6	13.7	13.6	13.6	13.5	13.5	13.4
Average goodwill and intangibles	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)
Average allocated tangible equity	9.9	10.0	10.1	10.0	10.0	9.9	9.9	9.8

Return on average allocated tangible equity	22.1%	18.4%	15.6%	16.8%	12.7%	29.1%	12.0%	6.5%

1	2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 51 for more information.

Barclays International
Return on average allocated tangible equity	Q322	Q222	Q122	Q4211	Q3211	Q2211	Q121	Q420
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,136	783	1,300	818	1,191	1,207	1,431	441

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	40.1	38.2	36.0	33.8	32.7	33.0	32.8	31.1
Average goodwill and intangibles	(1.0)	(0.9)	(0.9)	(0.9)	(0.9)	(0.6)	(0.5)	(0.6)
Average allocated tangible equity	39.1	37.3	35.1	32.9	31.8	32.4	32.3	30.5

Return on average allocated tangible equity	11.6%	8.4%	14.8%	9.9%	14.9%	14.9%	17.7%	5.8%

Corporate and Investment Bank
Return on average allocated tangible equity	Q322	Q222	Q122	Q4211	Q3211	Q2211	Q121	Q420
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,015	579	1,316	695	1,085	989	1,263	413

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	34.0	32.7	30.8	28.7	27.8	28.4	28.2	26.3
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	34.0	32.7	30.8	28.7	27.8	28.4	28.2	26.3

Return on average allocated tangible equity	11.9%	7.1%	17.1%	9.7%	15.6%	14.0%	17.9%	6.3%

Consumer, Cards and Payments
Return on average allocated tangible equity	Q322	Q222	Q122	Q421	Q321	Q221	Q121	Q420
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	121	204	(16)	123	106	218	168	28

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	6.1	5.5	5.2	5.1	4.9	4.6	4.6	4.8
Average goodwill and intangibles	(1.0)	(0.9)	(0.9)	(0.9)	(0.9)	(0.6)	(0.5)	(0.6)
Average allocated tangible equity	5.1	4.6	4.3	4.2	4.0	4.0	4.1	4.2

Return on average allocated tangible equity	9.5%	17.8%	(1.5)%	11.7%	10.5%	21.8%	16.5%	2.7%

1	2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 51 for more information.

Tangible net asset value per share	As at 30.09.22	Restated1 As at 31.12.21	Restated1 As at 30.09.21
	£m	£m	£m
Total equity excluding non-controlling interests	67,034	69,052	68,565
Other equity instruments	(13,270)	(12,259)	(12,252)
Goodwill and intangibles	(8,371)	(8,061)	(8,147)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	45,393	48,732	48,166

	m	m	m
Shares in issue	15,888	16,752	16,851

	p	p	p
Tangible net asset value per share	286	291	286

1	2021 financial metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 51 for more information.

Notable Items
	Nine months ended 30.09.22		Three months ended 30.09.22
£m	Profit before tax	Attributable profit	Profit before tax	Attributable profit
Statutory	5,702	3,987	1,969	1,512
Net impact from the Over-issuance of Securities	(674)	(552)	37	29
Customer remediation costs on legacy loan portfolio	(282)	(228)	(101)	(81)
Settlements in principle in respect of industry-wide devices investigations by SEC and CFTC	(165)	(165)	—	—
Other litigation and conduct	(105)	(98)	(63)	(60)
Re-measurement of UK DTAs	—	(346)	—	—
Excluding the impact of notable items	6,928	5,376	2,096	1,624

	Nine months ended 30.09.21		Three months ended 30.09.21
£m	Profit before tax	Attributable profit	Profit before tax	Attributable profit
Statutory1	6,766	5,126	1,864	1,374
Net impact from the Over-issuance of Securities	(174)	(132)	(97)	(73)
Structural cost action - June 2021 real estate review	(266)	(203)	—	—
Other litigation and conduct	(131)	(107)	(32)	(21)
Re-measurement of UK DTAs	—	402	—	10
Excluding the impact of notable items	7,337	5,166	1,993	1,458

1	2021 financial and capital metrics have been restated to reflect the impact of the Over-issuance of Securities. See Supplementary Information on page 51 for more information.

The Group’s management believes that the Non-GAAP financial measures excluding notable items, included in the table above, provide valuable information to enable users of the financial statements to assess the performance of the Group. The notable items are separately identified within the Group’s results disclosures which, when excluded from Barclays’ statutory financials, provide an underlying profit and loss performance of the Group and enables consistent comparison of performance from one period to another.

These non-GAAP financial measures excluding notable items are included as a reference point only and are not incorporated within any of the key financial metrics used in our Group Targets, which are measured on a statutory basis.

Shareholder Information

				% Change2
Exchange rates1	30.09.22	30.06.22	30.09.21	30.06.22	30.09.21
Period end - USD/GBP	1.12	1.22	1.35	(8)%	(17)%
YTD average - USD/GBP	1.26	1.30	1.39	(3)%	(9)%
3 month average - USD/GBP	1.18	1.26	1.38	(6)%	(14)%
Period end - EUR/GBP	1.14	1.16	1.16	(2)%	(2)%
YTD average - EUR/GBP	1.18	1.19	1.16	(1)%	2%
3 month average - EUR/GBP	1.17	1.18	1.17	(1)%	—

Share price data
Barclays PLC (p)	144.30	153.12	189.60
Barclays PLC number of shares (m)3	15,888	16,531	16,851

For further information please contact

Investor relations	Media relations
Chris Manners +44 (0) 20 7773 2136	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: 0371 384 20554 from the UK or +44 121 415 7004 from overseas.

American Depositary Receipts (ADRs)
EQ Shareowner Services
P.O. Box 64504
St. Paul, MN 55164-0854
United States of America
shareowneronline.com/information/contact-us
Toll Free Number: +1 800-990-1135
Outside the US +1 651-453-2128

Delivery of ADR certificates and overnight mail
EQ Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4100, USA.

1	The average rates shown above are derived from daily spot rates during the year.
2	The change is the impact to GBP reported information.
3
The number of shares of 15,888m as at 30 September is different from the 15,865m quoted in the 3 October 2022 announcement because the share buyback transactions executed on 29 and 30 September 2022 did not settle until 1 October 2022 and 3 October 2022 respectively.

4	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.